Form 10-K, Exhibit 13
period 1996-12-31
FIRST SHENANGO BANCORP INC
filed 1997-03-26
CIK 895420

First
                                    Shenango
                                    Bancorp, Inc.


                               1996 ANNUAL REPORT



[GRAPH OF NET INCOME (IN THOUSANDS)           [GRAPH OF RETURN ON AVERAGE ASSETS
1992-1996 - PLOTTING POINTS ARE DATA          1992-1996 - PLOTTING POINTS ARE DATA
FROM FOLLOWING PAGE.  1996 DATA ARE           FROM FOLLOWING PAGE.  1996 DATA ARE
SHOWN WITH AND WITHOUT SAIF ASSESSMENT.]      SHOWN WITH AND WITHOUT SAIF ASSESSMENT.]





Table of Contents                                                     Page

Selected Consolidated Data                                               2
Report to Shareholders                                                   3
Management's Discussion and Analysis                                     4
Independent Auditors' Report                                            11
Consolidated Financial Statements                                       12
Notes to Consolidated Financial Statements                              17
Capital Stock Information                                               35
Directors and Executive Officers                                        36



Selected Consolidated Financial and Other Data
(Dollars in thousands, except per share data)
===================================================================================================================================

At December 31,                                                               1996        1995        1994        1993        1992
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                               $ 405,785   $ 332,121    $311,940    $296,993   $275,701
Loans receivable, net                                                        255,770     228,278     215,286     200,634    174,661
Investment securities                                                        125,289      80,587      76,791      62,948     70,833
FHLB advances and other borrowings                                            86,455      26,666      15,009
Deposits                                                                     267,619     254,406     249,957     252,537    254,172
Total equity                                                                  43,054      47,623      43,881      42,263     19,066
Book value per share, net of treasury shares                               $   20.90   $   20.62    $  18.82    $  18.09        N/A

For the Year Ended December 31,
---------------------------------------------
Net interest income                                                           12,650      11,068      10,037       9,235      8,392
Net income                                                                     3,010       3,079       2,273       2,515      1,575
Net income (1)                                                                 4,040
Earnings per share                                                         $    1.33   $    1.34    $   1.00    $   0.71        N/A
Earnings per share (1)                                                     $    1.79
Dividends per share                                                        $    0.46   $    0.38    $   0.26    $   0.12        N/A
Dividend payout ratio                                                          32.87%      27.50%      25.68%        N/A        N/A

At or for the Year Ended December 31,
---------------------------------------------
Return on average assets                                                        0.82%       0.96%       0.75%       0.86%      0.57%
Return on average assets (1)                                                    1.10%
Return on average equity                                                        6.43%       6.74%       5.26%       6.96%      8.47%
Return on average equity (1)                                                    8.63%
Average  equity to average  assets                                             12.69%      14.25%      14.34%      12.32%      6.75%
Average interest rate spread (FTE)                                              3.04%       3.04%       2.90%       2.84%      2.97%
Non-interest expense to average  assets                                         2.20%       1.91%       2.21%       2.14%      1.91%
Non-interest  expense to average assets (1)                                     1.75%
Net yield on average  interest-earning assets (FTE)                             3.65%       3.68%       3.45%       3.29%      3.20%
Average  interest-earning  assets to average interest-bearing liabilities     114.56%     115.68%     114.88%     111.20%    104.44
Non-performing  assets to total assets                                          0.43%       0.50%       0.80%       1.08%      1.13%
Non-performing  loans to total loans receivable, net                            0.40%       0.31%       1.03%       1.50%      0.70%
Allowance for loan losses to gross loans receivable                             1.11%       1.07%       1.24%       1.10%      0.99%
Number of full service offices                                                      4          4           4           5          5

--------------------------------------------------------------------------------
(FTE) Fully taxable-equivalent basis

N/A Per share data is not applicable for 1992. Per share data for 1993 was computed on net income and common stock equivalents outstanding from April 5, 1993, the date the Company completed its initial stock offering.

(1) Excludes one-time special assessment of $1.03 million after tax to recapitalize the Savings Association Insurance Fund (SAIF)

To Our Shareholders

In every respect, 1996 was an extremely good year for First Shenango Bancorp, Inc. Every area of our operation attained new levels of success, including record performance in net interest income and total assets. While earnings for the fiscal year ended December 31, 1996, were $3,009,997 or $1.33 per share compared to $3,079,186 or $1.34 per share for the fiscal year ended December 31, 1995, 1996 earnings reflect a one-time charge of $1,030,000 net of tax for an assessment to recapitalize the Savings Association Insurance Fund (SAIF). I had previously informed you of pending legislation to recapitalize the Savings Association Insurance Fund by requiring SAIF-insured savings institutions to pay a one-time assessment. That legislation, the Deposit Insurance Funds Act of 1996, signed into law on September 30, 1996, required a one-time assessment of
65.7 cents for every $100 of deposits held by all banks and thrift institutions. Without this non-recurring charge, First Shenango's income for 1996 would have been $4,039,997 or $1.79 per share.

A driver of earnings was a 15.78% increase in net interest income after provision for loan losses to $11,751,630 in 1996 compared to $10,150,285 in 1995, and was primarily a result of two (2) factors:

      1. A 12.04% increase in our loan portfolio. The result of over $100 million in new loan originations.
      2. Our decision to fund an increase of our investment portfolio with Federal Home Loan Bank advances.

Our projections showed that this move would increase net interest income and earnings per share, but would have a negative impact on our net interest margin. However, because of the increase in our loan portfolio, our net interest margin only declined from 3.57% in 1995 to 3.55% in 1996.

Total assets of the Company increased 22.18% to $405,784,724 as of December 31, 1996, from $332,121,401 on December 31, 1995. This is a result of a record year of new loan originations, our decision to increase our investment portfolio with Federal Home Loan Bank advances, and a 5.19% increase in savings deposits.

Our asset quality remained high. At December 31, 1996, our non-performing assets totaled $1,749,954 or 0.43% of total assets compared to $1,655,391 or 0.50% on December 31, 1995. Our allowance for loan losses which totaled $2,867,270 on December 31, 1996, represented 163.85% of non-performing assets and 0.71% of total assets, reflecting First Federal's emphasis on maintaining strong asset quality.

First Shenango's capital-to-assets ratio was 10.61% on December 31, 1996. First Federal Savings Bank of New Castle, the Company's wholly-owned subsidiary, had a Tier I core capital ratio of 8.43% on December 31, 1996, which exceeds all regulatory requirements.

First Shenango continued its efforts to enhance shareholder equity during the 1996 fiscal year. In April 1996, the dividend was increased 20% from $0.10 per share to $0.12 per share. In October 1996, the Company initiated a "Modified Dutch Auction" to buy back 200,000 shares of its common stock. We were successful in purchasing 197,637 shares at $23.75 per share. The total cost of repurchasing these shares was $4,757,956 including expenses. First Shenango's book value increased slightly to $20.90 per share on December 31, 1996, from $20.62 on December 31, 1995. The market price of the Company's stock on December 31, 1996, was $22.50 per share, a 9.76% increase over the December 31, 1995, price of $20.50 per share.

While we take great satisfaction in the Company's 1996 performance, we recognize that we must continue to provide complete quality service to our clients. This can only be achieved by having a knowledgeable, dedicated staff and Board of Directors who have vision. I am confident that our dedication and vision will keep First Shenango and First Federal at the forefront.

Sincerely,


/s/ Francis A. Bonadio
Francis A. Bonadio
President and Chief Executive Officer

Management's Discussion and Analysis
===============================================================================

Table 1
Yields Earned and Rates Paid on a Fully Taxable-Equivalent Basis (1) (Dollar Amounts in Thousands)


                                                           1996         1995          1994
------------------------------------------------------ ------------ ------------- ------------
Average Interest-Earning Assets
Interest-bearing deposits in financial institutions
  Average balance                                          $  8,374      $  5,635     $ 15,037
  Interest income                                              $461          $321         $603
  Weighted average yield                                       5.51%         5.70%        4.01%
Time deposits in financial institutions
  Average balance                                                            $373     $  3,611
  Interest income                                                             $14         $139
  Weighted average yield                                                     3.75%        3.85%
Investment securities
  Average balance                                          $108,560      $ 83,189     $ 66,677
  Interest income                                            $7,707        $5,793       $3,801
  Weighted average yield                                       7.10%         6.96%        5.70%
First mortgage residential loans (2)
  Average balance                                          $140,044      $126,690     $122,501
  Interest income                                          $ 10,874        $9,798     $  9,490
  Weighted average yield                                       7.76%         7.73%        7.75%
Commercial and other real estate loans (2)
  Average balance                                          $ 42,540      $ 31,536     $ 25,402
  Interest income                                            $4,044      $  2,928     $  2,105
  Weighted average yield                                       9.51%         9.28%        8.29%
Consumer loans (2)
  Average balance                                          $ 59,791      $ 64,200     $ 59,127
  Interest income                                          $  4,981      $  5,320     $  4,628
  Weighted average yield                                       8.33%         8.29%        7.83%
------------------------------------------------------ ------------ ------------- ------------
Average Interest-Earning Assets
  Average balance                                          $359,309      $311,623     $292,355
  Interest income                                          $ 28,067      $ 24,174     $ 20,766
  Weighted average yield                                       7.81%         7.76%        7.10%
Average Non-Interest-Earning Assets                        $  9,504      $  8,901     $  9,012
------------------------------------------------------ ------------ ------------- ------------
TOTAL AVERAGE ASSETS                                       $368,813      $320,524     $301,367
====================================================== ============ ============= ============


Management's Discussion and Analysis
================================================================================


Table 1
Yields Earned and Rates Paid on a Fully Taxable-Equivalent Basis (1) (Dollar Amounts in Thousands)


                                                           1996         1995          1994
------------------------------------------------------------------------------------------------
Average Interest-Bearing Liabilities
Money market & NOW deposits
  Average balance                                          $ 40,138      $ 36,867     $ 41,743
  Interest expense                                         $  1,052      $    860       $1,021
  Weighted average rate                                        2.62%         2.33%        2.45%
Savings deposits
  Average balance                                          $ 62,643      $ 66,790     $ 77,170
  Interest expense                                           $1,656      $  1,763     $  2,102
  Weighted average rate                                        2.64%         2.64%        2.72%
Certificates of deposit
  Average balance                                          $153,721      $146,514     $132,948
  Interest expense                                         $  9,108      $  9,020     $  7,468
  Weighted average rate                                        5.93%         6.16%        5.62%
Total average interest-bearing deposits
  Average balance                                          $256,502      $250,171     $251,861
  Interest expense                                         $ 11,816      $ 11,643     $ 10,591
  Weighted average rate                                        4.61%         4.65%        4.21%
Borrowings
  Average balance                                          $ 55,401      $ 17,456     $  1,094
  Interest expense                                         $  3,114      $  1,043     $     64
  Weighted average rate                                        5.62%         5.98%        5.85%
Advance payments from borrowers for taxes and insurance
  Average balance                                          $  1,730      $  1,755     $  1,533
  Interest expense                                         $     30      $     32     $     30
  Weighted average rate                                        1.73%         1.82%        1.96%
-----------------------------------------------------------------------------------------------
Average Interest-Bearing Liabilities
  Average balance                                          $313,633      $269,382     $254,488
  Interest expense                                         $ 14,960      $ 12,718     $ 10,685
  Weighted average rate                                        4.77%         4.72%        4.20%
-----------------------------------------------------------------------------------------------
Average Non-Interest-Bearing Liabilities                   $  8,368      $  5,475     $  3,648
Average Shareholders' Equity                               $ 46,812      $ 45,667     $ 43,231
-----------------------------------------------------------------------------------------------
TOTAL AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY         $368,813      $320,524     $301,367
===============================================================================================
Net interest earnings                                      $ 13,107      $ 11,456     $ 10,081
Net yield on average interest-earning assets                   3.65%         3.68%        3.45%


(1) In order to make pre-tax income and resultant yields comparable to taxable equivalent loans and investments, a tax equivalent adjustment is computed using a statutory federal income tax rate of 34% and has increased interest income by $457,000, $387,000 and $44,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

(2) The loan amounts include average non-performing loans of $809, $1,869 and $2,614 at December 31, 1996, 1995 and 1994, respectively.

Management's Discussion and Analysis
===============================================================================

General

The purpose of this discussion is to provide information about First Shenango Bancorp, Inc. ("the Company"), which is not readily apparent from the consolidated financial statements included in this annual report. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis. The Company functions as a financial intermediary and, as such, its financial condition should be examined in terms of its ability to manage its assets and liabilities and diversify its credit risk.

Net income for the year ended December 31, 1996 was $3,009,997, or $1.33 per share, compared to $3,079,186, or $1.34 per share for the year ended December 31, 1995, and $2,273,123, or $1.00 per share for the year ended December 31, 1994. Net interest income continued to increase due to increased leveraging of the balance sheet, and operating expense control continued to be very good.

On September 30, 1996, President Clinton signed the Deposit Insurance Funds Act of 1996 which included long anticipated legislation to recapitalize the Savings Association Insurance Fund ("SAIF") via a special assessment on thrift industry deposits. As a result of this legislation, the Company, through its wholly-owned subsidiary, First Federal Savings Bank of New Castle, (the "Savings Bank"), recorded a pre-tax charge to income of $1.67 million on September 30 for the payment which was ultimately made on November 27, 1996. This charge to income reduced the Company's 1996 net income by $1.03 million after considering the associated income taxes. Without this charge, the Company's net income for 1996 was $4.04 million, earnings per share $1.79, the return on average assets 1.10% and the return on average equity 8.63%. This legislation will also reduce the Company's SAIF insurance fees from $0.23 per $100.00 (23 basis points) annually to approximately 6.4 basis points annually effective January 1, 1997.

Interest Income and Interest Expense

During 1996, the Company experienced significant growth in average interest-earning assets, particularly in mortgage and commercial loans and investment securities. This growth, combined with slightly higher average yields, led to a $3.89 million increase in interest income adjusted to a fully taxable-equivalent basis. The Company reduced its focus on consumer lending, specifically indirect automobile lending, during 1996 due to the low risk-adjusted returns available in the local market area and an increase in delinquencies and charge-offs. During 1995, the Company experienced growth in the average balances across all loan types, led by commercial and other real estate lending. This, combined with generally higher yields across the balance sheet and a restructuring and leveraging of the available for sale investment portfolio, resulted in a 16.41% increase in taxable-equivalent interest income and a 9.30% increase in the weighted average yield on average interest-earning assets.

Average interest-bearing liabilities also increased during 1996 and 1995, as the Company utilized Federal Home Loan Bank borrowings to leverage its investment portfolio, a strategy initiated in late 1994, and to fund increased loan demand. This also resulted in a higher weighted average rate paid on interest-bearing liabilities, however, the spreads on the leveraging transactions were sufficient to ensure growth in net interest income.

The increase in long term, fixed rate mortgage loans and investment securities in 1996, which was partially funded through short-term borrowings, has increased the Company's level of interest-rate risk and net interest income when compared to previous years. In light of the Company's strong capital position and other opportunities available to increase earnings, management believes that the Company's current risk position is reasonable and manageable, however, the increased risk increases the volatility of net interest income. Management monitors the Company's exposure to interest-rate risk on an ongoing basis and has procedures in place to reduce this risk when real or anticipated changes in financial markets dictate.

Provision for Loan Losses

Provisions for loan losses improved slightly during 1996 after increasing in 1995 as management sought to maintain designated ratios of general loss reserves to various loan types. There were no charge-offs related to the mortgage portfolio in 1996, and one charge-off in the commercial loan portfolio for which a specific reserve had been established in 1995. Consumer loan charge-offs increased in 1996 as delinquencies increased as compared to 1995. At December 31, 1996, consumer loans 90 or more days delinquent were 0.83% of total consumer loans held for investment. In 1995, a charge-off related to an office building in the Company's local lending area, which management had anticipated and begun building reserve levels for in 1994, resulted in total charge-offs exceeding total provisions for loan losses.

Management evaluates reserve levels against delinquent loans and nonperforming assets on an ongoing basis and adjusts reserve levels as deemed necessary. At December 31, 1996, the allowance for loan losses to nonperforming assets stood at 163.84%, an increase from 149.37% at December 31, 1995 and 107.61% at December 31, 1994.

Management's Discussion and Analysis
===============================================================================

Non-Interest Income and Non-Interest Expense

Total non-interest income increased 6.42% in 1996 to $1.03 million due to a $123,000 increase in the gain on sale of investments and loans. Net gains on investment security sales in 1996 totaled $187,000, while education loans were sold for gains of $35,000. This increase was partially offset by a $54,000 decrease in service charges and other fees, primarily due to fewer non-sufficient funds charges on checking accounts. Total non-interest income increased 20.15% in 1995 to $966,000 due to an $85,000 increase in services charges and other fees and a $73,000 increase in the gain on sale of investments and loans. Gains on investment security sales in 1995 totaled $65,000, while education loans were sold for gains of $34,000. There were no investment securities sold in 1994, while $26,000 in gains on education loan sales were recorded in that year.

Total non-interest expense increased $1.97 million to $8.10 million in 1996 compared to $6.13 million in 1995. The primary reason for this increase is the $1.67 million paid by the Savings Bank in order to recapitalize the SAIF. As a result of the SAIF recapitalization, beginning January 1, 1997, the rate of deposit insurance assessment is expected to decline by approximately 70% from the rate in effect prior to September 30, 1996. Also contributing to the increase were a $180,000 increase in REO expenses, reflecting the costs of maintaining the properties held in REO, as well as charges taken to write-down two foreclosed properties to their estimated realizable value.

Salaries and benefits increased $227,000, or 8.11%, as a result of normal annual merit increases in salaries, increased ESOP amortization expenses due to the Company's higher average stock price and overtime worked to meet loan demand. Total non-interest expense decreased 8.09% in 1995. Salaries and employee benefits declined $239,000 in 1995 primarily due to a $160,000 reduction in ESOP and MSBP amortization and a $63,000 reduction in pension expense, offset by normal annual increases in salary and benefit costs. Professional services, including legal, accounting, and consulting fees, decreased $172,000 in 1995 after increasing $222,000 in 1994 as a result of the Savings Bank's retention of a consulting firm during 1994 to review operations and make recommendations for improvement. These costs have more than been recovered through increased fee income and efficiency in operations. REO operation expense declined in both 1995 and 1994, by $73,000 and $57,000, respectively.

The Company's efficiency ratio was 60.25% in 1996 as compared to 51.42% in 1995 and 61.73% in 1994. Excluding the SAIF assessment, the 1996 ratio was 47.86%, an improvement over prior years. The improvement in this ratio is evidence of management's continuing dedication to cost control, as well as improvements in interest and fee income.

Income Taxes

Income taxes of $1,665,000 in 1996 consist of both federal and state taxes amounting to $1,380,000 and $285,000, respectively. During 1996, the Company's Investment Committee increased the Company's investment in tax-exempt municipal securities. The objective of this strategy was to obtain an above-market taxable-equivalent yield while reducing the Company's effective tax rate. See
Note 8 of Notes to Consolidated Financial Statements for a reconciliation from the statutory federal tax rate to the Company's effective tax rate for each of the past three years.

Liquidity and Capital Resources

The Savings Bank is required to maintain minimum levels of liquid assets as defined by the Office of Thrift Supervision ("OTS") regulations. This requirement, which may be varied from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 5.00%. The Savings Bank's regulatory liquidity ratio averaged 5.83% during the year ended December 31, 1996. The Savings Bank manages its liquidity ratio to meet its funding needs, including deposit outflows, disbursement of payments collected from borrowers for taxes and insurance, loan principal disbursements and to meet its asset and liability management objectives.

The Company's operating activities generated positive cash flows of $4,174,000 in 1996, compared to $4,692,000 in 1995 and $4,722,000 in 1994. The primary sources of operating cash flows in 1996, 1995 and 1994 were net income combined with non-cash expenses, such as provision for estimated loan losses, amortization of MSBPs and ESOP unearned and deferred compensation and depreciation expense. It is anticipated that cash flows from operating activities will not change significantly in future periods.

In addition to funds provided from operations, the Savings Bank's primary sources of funds are savings deposits and borrowings from the FHLB of Pittsburgh. Principal repayments on loans and mortgage-backed securities and matured or called investment securities also provide cash inflows.

Management's Discussion and Analysis
===============================================================================

Scheduled loan repayments and maturing investment securities are a relatively predictable source of funds. However, savings deposit flows and prepayments on loans and mortgage-backed securities are significantly influenced by changes in market interest rates, economic conditions and competition. The Savings Bank strives to manage the pricing of its deposits to maintain a balanced stream of cash flows commensurate with its loan commitments and other predictable funding needs.

As part of an ongoing effort to improve the Company's return on equity, management identified the need to utilize its strong capital position to leverage the balance sheet. Toward that end, the Company completed leveraging transactions totalling $10.00 million in 1994 and $15.00 million in 1995. Due to the success of these transactions, leveraging activity was expanded during 1996, with total borrowings standing at $86.46 million at December 31, 1996.
Substantially all of these borrowings were utilized to purchase investment securities and fund increased mortgage and commercial loan volume.

Management expects to pursue additional arrangements of this type in 1997 if sufficient spreads are available. This will have the effect of reducing the Bank's capital ratios slightly, however, these ratios will be maintained comfortably above the regulatory requirements. The Savings Bank is exposed to interest rate risk on these transactions in the event of a rise in short-term interest rates from the levels at December 31, 1996.

The Savings Bank invests its excess funds in an overnight deposit account with the FHLB of Pittsburgh. This provides sufficient liquidity to meet immediate loan commitment and savings withdrawal funding requirements. When applicable, cash in excess of immediate funding needs is invested into longer-term investments and mortgage-backed securities which typically earn a higher yield than overnight deposits. These types of investments may qualify as liquid investments under OTS regulations.

The Savings Bank anticipates that it will have sufficient funds available to meet its current loan commitments and normal savings withdrawals. At December 31, 1996, the Savings Bank had outstanding commitments to fund off balance sheet items of $20,583,000. In addition, it had certificates of deposit scheduled to mature within one year of $76,155,000, substantially most of which management believes will remain with the Savings Bank. In the event that loan demand and deposit outflows exceed available funds, the Savings Bank may borrow from the FHLB or sell securities from its available for sale portfolio.

In October, 1996, the Company commenced a tender offer for the repurchase of up to 200,000 shares of its own stock at a price not to exceed $23.75 per share. As a result of this offer, which closed in late November, 1996, the Company repurchased 197,637 shares at a total cost of $4,757,956, including expenses. The purpose of this offer was to increase the Company's leverage, its return on equity and earnings per share. In order to fund this transaction, the Savings Bank borrowed $5.00 million from the FHLB and paid that amount as a dividend to the Company.

The Company's ability to pay dividends to shareholders is dependent upon the Company's available funds and dividends it receives from the Savings Bank. The Savings Bank may not declare or pay a cash dividend on its stock if the effect thereof would cause the Savings Bank's regulatory capital to be reduced below
(1) the amount required for the liquidation account established in connection with the Savings Bank's conversion from mutual-to-stock form, or (2) the regulatory capital requirements imposed by the OTS.

OTS regulations require financial institutions to have minimum Tier I core capital equal to 4.00% of adjusted total assets, minimum Tier I risk-based capital equal to 4.00% of risk-adjusted assets and minimum Tier II risk-based capital equal to 8.00% of risk-adjusted assets. The Savings Bank significantly exceeds all regulatory capital requirements. See Note 11 of Notes to Consolidated Financial Statements.

Management is not aware of any trends, events, uncertainties or recommendations by any regulatory authority that will have, or that are reasonably likely to have, material effects on liquidity, capital resources or operations.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation.
                                        8

Management's Discussion and Analysis
===============================================================================

Outlook for 1997

New products and services, including telephone banking, debit cards and an Internet home page are being developed for introduction during 1997. In addition, we will be relocating our Westgate Plaza office to a new, free-standing building to better serve our customers in Union Township.

The assessment paid to recapitalize the SAIF in 1996 represents a significant step forward toward equalizing the insurance premium paid by thrifts, such as the Savings Bank, versus commercial banks. While the assessment resulted in a significant, negative impact to our 1996 earnings, it also will allow us to better compete in our local business area.

While there are many challenges ahead, management is confident that the Company is well positioned for continuing future growth that will result in increased stockholder value.

The statements in this annual report which are not historical fact are forward looking statements that involve risks and uncertainties, including, but not limited to, the interest rate environment, the effect of federal and state banking and tax regulations, the effect of economic conditions, the impact of competitive products and pricing and other risks detailed in the Company's Securities and Exchange Commission filings.




[GRAPH OF NET INTEREST INCOME (IN             [GRAPH OF BOOK VALUE PER SHARE
THOUSANDS 1992-1996 - PLOTTING POINTS         1993-1996 - PLOTTING POINTS ARE
ARE DATA FROM SELECTED CONSOLIDATED           DATA FROM SELECTED CONSOLIDATED
FINANCIAL AND OTHER DATA]                     FINANCIAL AND OTHER DATA]

                           (This page intentionally left blank.)

REPORT OF INDEPENDENT AUDITORS

Shareholders & Board of Directors
First Shenango Bancorp, Inc.

We have audited the accompanying consolidated statements of financial position of First Shenango Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the First Shenango's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Shenango Bancorp, Inc., and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



February 7, 1997

/s/ Ernst & Young LLP

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION



                                                                    December 31,
ASSETS                                                          1996          1995
                                                            --------------------------
Cash and cash equivalents:
  Cash and amounts due from depository institutions         $  1,817,504  $  2,393,990
  Interest-bearing deposits in financial institutions         14,916,979    13,436,570
                                                            ------------   -----------
                                                              16,734,483    15,830,560
Investment securities available for sale, carried
  at fair value                                              125,288,762    80,586,601
Loans receivable, net of allowance for loan losses
  of $2,867,270 and $2,471,658                               255,769,702   228,277,551
Accrued interest receivable                                    2,331,437     1,945,776
REO and other repossessed assets, net                            736,852       943,087
Premises and equipment, net                                    4,300,527     4,229,021
Prepaid expenses, sundry assets and deferred taxes               622,961       308,805
                                                            ------------   -----------
  TOTAL ASSETS                                              $405,784,724   $332,121,401
                                                            ============   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (including non-interest-bearing deposits of
  $4,647,926 and $3,647,765)                                $267,619,176  $254,405,745
Advances from Federal Home Loan Bank and other borrowings     86,455,211    26,665,654
Advance payments by borrowers for taxes and insurance          1,600,202     1,178,402
Accrued expenses, deferred taxes and other liabilities         7,055,808     2,249,014
                                                            ------------   -----------
  TOTAL  LIABILITIES                                         362,730,397   284,498,815
SHAREHOLDERS'  EQUITY
 Preferred stock, no stated value, 10,000,000 shares
   authorized, none issued
 Common stock $.10  par  value, 15,000,000  shares
   authorized, 2,343,098 shares issued                           234,310       234,310
Additional paid-in capital                                    22,422,843    22,339,850
Treasury stock at cost (1996 - 283,188 shares and
  1995 - 33,790 shares)                                       (6,374,001)     (532,464)
Less stock acquired by MSBPs and ESOP                           (674,997)     (850,822)
Net unrealized  gains on securities available for sale,
  net of tax                                                     190,743     1,196,686
Retained earnings (substantially  restricted)                 27,255,429    25,235,026
                                                            ------------   ----------
  TOTAL SHAREHOLDERS' EQUITY                                  43,054,327    47,622,586
                                                            ------------   -----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $405,784,724  $332,121,401
                                                            ============   ===========



See notes to consolidated financial statements.

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME




                                                                  Year Ended December 31,
Interest income:                                               1996        1995         1994
                                                           -------------------------------------
  Interest and fees on:
    First mortgage residential loans                        $10,873,836  $9,798,017   $9,490,221
    Commercial and other real estate loans                    4,038,809   2,916,192    2,076,759
    Consumer loans                                            4,980,977   5,319,750    4,627,563
  Interest and dividends on investments and FHLB stock        7,254,960   5,431,265    3,924,198
  Other interest                                                461,206     321,472      602,835
                                                           -------------------------------------
    TOTAL INTEREST INCOME                                    27,609,788  23,786,696   20,721,576
                                                           -------------------------------------
Interest expense:
  Deposits                                                   11,815,409  11,643,299   10,590,256
  Borrowed funds                                              3,144,270   1,075,248       94,253
                                                           -------------------------------------
    TOTAL INTEREST EXPENSE                                   14,959,679  12,718,547   10,684,509
                                                           -------------------------------------
    NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES     12,650,109  11,068,149   10,037,067
Provision for loan losses                                       898,479     917,864      786,565
                                                           -------------------------------------
    NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES      11,751,630  10,150,285    9,250,502
Non-interest income:
  Service charges and other fees                                801,346     855,304      769,988
  Gain on sale of investments and loans, net                    221,902      98,643       26,398
  Other                                                           4,510      12,016        7,887
                                                           -------------------------------------
    TOTAL NON-INTEREST INCOME                                 1,027,758     965,963      804,273
Non-interest expense:
  Salaries and employee benefits                              3,024,912   2,797,937    3,036,866
  Occupancy and equipment, net                                1,026,642   1,069,192    1,083,500
  Deposit insurance premiums                                  2,225,037     580,714      579,454
  Professional services                                         240,754     286,764      459,131
  REO operations                                                250,128      70,427      143,111
  Other                                                       1,336,543   1,325,603    1,368,890
                                                           -------------------------------------
    TOTAL NON-INTEREST EXPENSE                                8,104,016   6,130,637    6,670,952
                                                           -------------------------------------
    INCOME BEFORE INCOME TAXES                                4,675,372   4,985,611    3,383,823
Income tax expense:
  Federal                                                     1,380,150   1,602,250      904,300
  State                                                         285,225     304,175      206,400
                                                           -------------------------------------
    TOTAL INCOME TAX EXPENSE                                  1,665,375   1,906,425    1,110,700
                                                           -------------------------------------
  NET INCOME                                                 $3,009,997  $3,079,186   $2,273,123
                                                           =====================================
  Earnings per share                                         $     1.33  $     1.34   $     1.00




See notes to consolidated financial statements.

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                Unallocated                  Retained
                                         Additional              Unallocated    Common      Unrealizd      Earnings,   Consolidated
                               Common      Paid-In    Treasury  Common Stock  Stock Held    Gain (Loss)  Substantially Shareholders'
                               Stock       Capital     Stock    Held by ESOP   by MSBPs    on Securities   Restricted     Equity
                              -----------------------------------------------------------------------------------------------------
December 31, 1993            $233,679 $  22,231,443 $           $(1,004,963) $(534,092)   $  23,558    $21,313,398    $42,263,023

Deferred and unearned
compensation amortization
of ESOP and MSBPs shares                     48,818                  112,412    299,769                                    460,999

Stock options exercised           492        48,688                                                                         49,180
MSBP shares forfeited             139       (76,339)                             76,200

Net income                                                                                                2,273,123      2,273,123

Cash dividends declared
on common stock at $.26
per share                                                                                                  (583,771)      (583,771)

Purchase of 11,000 shares
of treasury stock                                      (157,000)                                                         (157,000)

Change in unrealized (loss)
on investment securities
available for sale, net                                                                     (424,964)                     (424,964)

                             ------------------------------------------------------------------------------------------------------
December 31, 1994             234,310  22,252,610      (157,000)    (892,551)  (158,123)    (401,406)    23,002,750     43,880,590
                             ------------------------------------------------------------------------------------------------------

Deferred and unearned
compensation amortization
of ESOP and MSBPs shares                  100,800                    114,568     85,284                                    300,652

Stock options exercised                   (13,560)       43,560                                                             30,000

Net income                                                                                                3,079,186      3,079,186

Cash dividends declared
on common stock at $.38
per share                                                                                                  (846,910)      (846,910)

Purchase of 25,790 shares
of treasury stock                                      (419,024)                                                          (419,024)

Change in unrealized gain
on investment securities
available for sale, net                                                                    1,598,092                     1,598,092

                             ------------------------------------------------------------------------------------------------------
December 31, 1995             234,310  22,339,850      (532,464)    (777,983)   (72,839)   1,196,686     25,235,026     47,622,586
                             ------------------------------------------------------------------------------------------------------

Deferred and unearned
compensation amortization
of ESOP and MSBPs shares                  126,364                    114,283     60,695                                    301,342

Stock options exercised                   (42,524)       95,994                                                             53,470
MSBP shares forfeited                        (847)                                  847

Net income                                                                                                3,009,997      3,009,997

Cash dividends declared
on common stock at $.46
per share                                                                                                 (989,594)       (989,594)

Purchase of 254,745
shares of treasury stock                             (5,937,531)                                                        (5,937,531)

Change in unrealized gain
on investment securities
available for sale, net                                                                 (1,005,943)                     (1,005,943)

                             ------------------------------------------------------------------------------------------------------
December 31, 1996            $234,310 $22,422,843   $(6,374,001)  $(663,700) $(11,297) $    190,743    $27,255,429       3,054,327
                             ======================================================================================================

See notes to consolidated financial statements
                                       14

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                                  Year Ended December 31,
OPERATING ACTIVITIES                                                                    1996               1995             1994
                                                                                    ------------------------------------------------
Net Income                                                                          $  3,009,997       $  3,079,186    $  2,273,123
Adjustments to reconcile net income to net cash provided by operating activities:
  Net gain on sale of investments and loans                                             (221,902)           (98,643)        (26,398)
  Provisions for estimated losses on loans                                               898,479            917,864         786,565
  Provisions for net losses on REO, repossessed and other assets                         132,726             12,492          74,111
  Provisions for depreciation and amortization                                           429,642            480,740         587,194
  Amortization of MSBPs and ESOP unearned and deferred compensation                      301,342            300,652         460,999
  Deferred federal income taxes                                                         (150,000)           (18,000)        114,000
  Increase in accrued interest receivable, prepaid expenses and sundry assets           (647,817)          (478,182)       (210,029)
  Increase in accrued expenses and other liabilities                                     199,273            402,422         604,630
  Increase in interest payable                                                           222,685             93,612          57,417
                                                                                   -------------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                          4,174,425          4,692,143       4,721,612

INVESTING ACTIVITIES
Proceeds from maturities of investments and time deposits                             18,860,000         33,429,000      15,947,000
Proceeds from sales of investments                                                    29,679,214         26,759,420
Proceeds from sales of education loans                                                 1,939,776          1,309,422       3,581,140
Purchases of investments and time deposits                                           (98,775,820)       (62,980,856)    (34,494,466)
Principal repayment on mortgage-backed securities and CMOs                             7,045,290          3,958,938       4,975,903
Proceeds from sales of foreclosed real estate, repossessed and and other assets          890,790            911,788         591,793
Loan originations, net of loans in process                                           (95,412,559)       (69,691,579)    (73,621,812)
Principal reduction on loans                                                          64,299,586         52,933,224      53,873,193
(Purchase) redemption of FHLB stock                                                   (2,847,600)           (32,600)         18,400
Additions to premises and equipment                                                     (501,148)          (191,817)       (221,254)
                                                                                  --------------------------------------------------
    NET CASH USED BY INVESTING ACTIVITIES                                            (74,822,471)       (13,595,060)    (29,350,103)

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)




                                                                                                  Year Ended December 31,
FINANCING ACTIVITIES                                                                      1996              1995            1994
                                                                                     ----------------------------------------------
Net increase (decrease) in money market and NOW deposits                                8,827,941        (2,403,749)      (942,960)
Net decrease in savings deposits                                                       (4,000,538)       (8,705,485)    (4,019,061)
Net increase in certificates of deposit                                                 8,372,921        15,547,263      2,376,492
Proceeds from FHLB borrowings                                                         102,998,000        26,216,600     24,500,000
Repayment of FHLB borrowings                                                          (43,420,265)      (14,500,000)   (10,000,000)
Net increase (decrease) in other borrowings                                               211,822           (60,388)       509,443
Net increase (decrease) in advance payments by borrowers                                  421,800          (216,813)       220,119
Net increase in other liabilities for unsettled investment security purchases           4,996,627
Net proceeds from exercise of stock options                                                53,470            30,000         49,180
Payment of cash dividend on common stock                                                 (972,278)         (780,933)      (560,061)
Purchase of treasury stock                                                             (5,937,531)         (419,024)      (157,000)
                                                                                     -----------------------------------------------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                                            71,551,969        14,707,471     11,976,152
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    903,923         5,804,554    (12,652,339)
Cash and cash equivalents at beginning of year                                         15,830,560        10,026,006     22,678,345
                                                                                     -----------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                              $16,734,483       $15,830,560    $10,026,006
                                                                                     ===============================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                            $ 14,764,45       $12,597,478    $10,627,092
  Income taxes                                                                        $ 1,892,830       $ 1,893,707    $   724,264
Non-cash investing activities:
  Transfer from investment securities held to maturity to available for sale                            $36,490,179
  Transfer from loans to REO                                                          $   317,685       $ 2,084,215    $   261,181
  Transfer from loans to other repossessed assets                                     $   978,062           611,705    $   747,796
Non-cash financing activities:
  Dividends declared but not paid                                                     $   239,285       $   223,151    $   157,174





See notes to consolidated financial statements.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of First Shenango Bancorp, Inc., its wholly-owned subsidiary, First Federal Savings Bank of New Castle (the "Savings Bank"), and the Savings Bank's wholly-owned subsidiary, Tri- State Service Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Business

The Savings Bank's primary business activities are to attract savings deposits from the general public and to invest such deposits, together with other sources of funds in first mortgage residential, commercial and other real estate and consumer loans, mortgage-backed and investment securities. The Savings Bank is a federally chartered stock savings bank headquartered in New Castle, Pennsylvania, with 110 employees and three additional branch offices located within and throughout the Lawrence County community. The Savings Bank is a community oriented full service retail savings institution offering traditional mortgage lending, along with loan origination activities in multi-family, commercial real estate, consumer and commercial business loan products primarily in its local market area. The Savings Bank has roots in this community going back to 1887. There has been slow economic growth within Lawrence County in recent years, and the Savings Bank has resorted to developing correspondent relationships in surrounding counties to develop additional markets for loan growth. The Savings Bank maintains over 80% of its lending activities within 100 miles of its New Castle headquarters. The Savings Bank's deposits are primarily from within the Lawrence County community.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. Most significantly, the Company uses estimates in determining the allowance for loan losses.

Cash and Cash Equivalents

The Company considers all highly liquid investments such as cash and amounts due from depository institutions and interest-bearing deposits in financial institutions which have an original maturity of three months or less as cash and cash equivalents.

Investment Securities

Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as "available for sale." Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other related factors. Securities available for sale are recorded at their estimated fair value with unrealized gains and losses, net of deferred taxes, reported as a separate component of shareholders' equity. Gains and losses on the sale of securities are determined on the specific identification method. If a security has a decline in fair value that is other than temporary, the security will be written down to its fair value by recording a loss in the consolidated statements of income.

Securities that management has the intent and the Company has the ability at the time of purchase or origination to hold until maturity are classified as "held to maturity." Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the level yield method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, the security will be written down to its new basis by recording a loss in the consolidated statements of income.

FIRST SHENANGO BANCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Receivable

Discounts on first mortgage loans are amortized to income using the level yield method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts on other loans are recognized over the lives of the loans using the level yield method.

The allowance for loan losses is increased by charges to income and decreased by net charge-offs. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Uncollectible interest on loans that are contractually past due is charged off. An allowance is established based on management's periodic evaluation or when the loan is ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the impairment in the borrower's ability to make periodic interest and principal payments has been removed, in which case the loan is returned to accrual status.

The Company is a party to financial instruments with off-balance sheet risk (commitments to extend credit) in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since some commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis, using the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management's credit evaluation of the counter-party.

Real Estate Owned and Other Repossessed Assets

Real estate owned, consisting of real estate acquired by foreclosure or deed in lieu of foreclosure, is recorded at the lower of cost or fair value at date of acquisition less estimated selling cost. Fair value is defined as the amount reasonably expected to be received in a current sale between a willing seller (the Savings Bank) and a willing buyer. Costs incurred in developing or preparing properties for sale are capitalized. Income and expenses of operating and holding properties are recorded in operations as incurred. Gains and losses from sales of such properties are recognized as incurred.

Premises and Equipment

Premises and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The cost of maintenance and repairs is expensed as it is incurred, and renewals and betterments are capitalized. When equipment is retired, its cost and the related accumulated depreciation are generally eliminated from the respective accounts.

Income Taxes

The Company, Savings Bank and its subsidiary file a consolidated federal income tax return. Each company pays its proportionate share of taxes in accordance with a tax sharing agreement. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax asset or liability is expected to be realized or settled. Separate state income tax returns are filed by each entity. Deferred income taxes are provided by the liability method.

FIRST SHENANGO BANCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deposit Accounts

Interest on deposit accounts is computed monthly and paid or credited to deposit accounts each calendar quarter, except for certain certificate and checking accounts which are accrued monthly and paid either monthly, semi-annually or annually.

Earnings Per Share

Earnings per share is calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding, including shares issuable upon exercise of dilutive options outstanding. As discussed in Note 9, the Company accounts for the 112,412 shares acquired by its ESOP in accordance with Statement of Position 93-6; shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee's individual account. The weighted number of common and common equivalent shares outstanding was 2,257,001 for 1996, 2,290,479 for 1995 and 2,282,234 for 1994.

Treasury Stock

The purchase of the Company's common stock is recorded at cost. In the event of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds credited to additional paid-in capital. Treasury stock is available for general corporate purposes.

Stock Options

In October, 1995, the FASB issued FAS 123 "Accounting for Stock-Based Compensation" which is effective for fiscal years beginning after December 15, 1995. FAS 123 provides companies with a choice either to expense the fair value of employee stock options over the vesting period or to continue the previous practice of measuring compensation cost under Accounting Principles Board Opinion 25 but disclose the pro forma effects on net income and earnings per share had the fair value method been used for options granted in fiscal years beginning after December 15, 1994. The Company has elected to use the disclosure only option. See Note 9.

Recent Accounting Pronouncements

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FAS 125 provides new accounting and reporting standards for sales, securitizations and servicing of receivables and other financial assets, for certain secured borrowing and collateral transactions, and for extinguishments of liabilities. FAS 125 as amended by FASB Statement No. 127, "Deferral of Effective Date of Certain Provisions of FAS 125" is generally to be applied to transactions occurring after December 31, 1996, with certain provisions having been delayed until 1998. FAS 125 is not anticipated to materially impact the company's financial position or results of operations as a result of adoption.

Reclassification

Certain items previously reported have been reclassified to conform with the current year's reporting format. These reclassifications had no impact on net income.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2.  INVESTMENT SECURITIES

On November 15, 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" ("Guide"). The Guide provided a one-time opportunity for companies to reassess the classification of securities under FAS 115 beginning November 15, 1995, with any resulting reclassification being made without calling into question the propriety of a company's stated intent in prior or subsequent periods. The Company elected to take advantage of this opportunity, and as a result, reclassified its entire held to maturity investment portfolio to available for sale as of November 30, 1995. This reclassification was made primarily in order to allow the Company maximum flexibility to respond to changes in market conditions and manage interest rate risk accordingly, and to provide liquidity. The amortized cost and unrealized gain on the securities transferred were $36,490,179 and $583,061, respectively at the time of transfer.

A summary of investment securities available for sale is as follows:


                                                              December 31, 1996
                                             -------------------------------------------------
                                                             Gross       Gross
                                              Amortized   Unrealized   Unrealized     Fair
                                                 Cost        Gains       Losses       Value
                                             -------------------------------------------------
U.S. Government and agency securities         $ 9,598,446   $  28,642   $ (14,288) $ 9,612,800
Collateralized mortgage obligations            45,760,876     252,108    (147,103)  45,865,881
Municipal obligations                          26,909,987     461,373     (87,457)  27,283,903
Other debt securities                             250,000      11,563                  261,563
Mortgage-backed securities                     28,069,974     280,154    (565,358)  27,784,770
FHLB stock                                      4,289,800                            4,289,800
Other marketable equity securities             10,120,936      95,000     (25,891)  10,190,045
                                             -------------------------------------------------
                                             $125,000,019  $1,128,840   $(840,097)$125,288,762
                                             =================================================


                                                              December 31, 1995
                                             -------------------------------------------------
                                                             Gross       Gross
                                              Amortized   Unrealized   Unrealized     Fair
                                                 Cost        Gains       Losses       Value
                                             -------------------------------------------------
U.S. Government and agency securities         $10,597,431    $122,116    $(19,377) $10,700,170
Collateralized mortgage obligations            17,331,831     523,934               17,855,765
Municipal obligations                          11,047,817     521,493               11,569,310
Other debt securities                             250,000       8,125                  258,125
Mortgage-backed securities                     29,493,907     582,410     (12,868)  30,063,449
FHLB stock                                      1,442,200                            1,442,200
Other marketable equity securities              8,610,728      93,826      (6,972)   8,697,582
                                             -------------------------------------------------
                                              $78,773,914  $1,851,904    $(39,217) $80,586,601
                                             =================================================


FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2.  INVESTMENT SECURITIES (Continued)

The Company's investment portfolio includes a structured note issued by a federal government agency with amortized cost and market values of $1,000,000 and $1,002,653, respectively, at December 31, 1996. This security had an above market initial interest rate, which increases at pre-determined dates to scheduled rates. The Company is subject to prepayment risk on this security through call provisions which allow the issuer to redeem the security at par after an initial non-callable period. The interest rate on the structured note was 7.35% at December 31, 1996, with a stated maturity date of June, 2009. The structured note was purchased with excess liquidity during a period of low loan demand.

The investment portfolio also includes fixed and floating rate collateralized mortgage obligations ("CMOs"). The interest rates on the floating rate CMOs reset monthly in accordance with changes in the London Interbank Offered Rate ("LIBOR"), and were purchased in conjunction with the Company's interest rate risk management strategy. An increase in market interest rates may have the effect of reducing principal prepayments, thus extending the lives of these securities. Conversely, a decline in market interest rates may increase principal prepayments, shortening the securities' average lives. This would increase the overall yield on these CMOs, since they were generally purchased at discounts.

The amortized cost and fair value of investment securities at December 31, 1996, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. For purposes of the maturity table, mortgage-backed securities and CMOs, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities and CMOs may mature earlier than their weighted-average contractual maturities because of principal prepayments.


                                                     Amortized
Debt and mortgage related securities:                   Cost      Fair Value
                                                  ---------------------------
  Due in one year or less                            $4,461,453    $4,482,592
  Due after one year through five years                 282,732       295,385
  Due after five years through ten years              7,392,576     7,406,179
  Due after 10 through 20 years                      16,177,350    16,557,875
  Due after 20 years                                 82,275,172    82,066,886
                                                  ---------------------------
  Total                                             110,589,283   110,808,917
Marketable equity securities and FHLB stock          14,410,736    14,479,845
                                                  ---------------------------
  Total investment securities                       $125,000,019 $125,288,762
                                                  ===========================


The Savings Bank is a member of the FHLB System. As a member, the Savings Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1% of its qualifying assets as defined by the FHLB or 1/20th of its outstanding borrowings, if any, whichever is greater.

During the year ended December 31, 1996, debt and equity securities with fair values of $29,679,214 were sold resulting in gross gains and losses of $246,513 and $59,325, respectively. During the year ending December 31, 1995, debt and equity securities with fair values of $26,759,420 were sold resulting in gross gains and losses of $289,096 and $224,306, respectively. No investment securities were sold during 1994.

Investment securities, with amortized cost and fair values, respectively, of $18,875,096 and $18,490,771 at December 31, 1996 and of $8,536,317 and
$8,645,216 at December 31, 1995 were pledged as collateral for public unit deposits and other third party collateral agreements.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3.  LOANS

                                                     December 31,
                                                   1996          1995
                                               ---------------------------
First mortgage residential:
  One-to-four family residential               $158,817,080  $128,805,703
  Construction                                    1,287,007     1,291,600
                                               ---------------------------
                                                160,104,087   130,097,303
Commercial and other real estate                 24,753,320    23,140,948
Commercial business                              20,944,114    13,531,196
Commercial land and land development              3,488,337     3,263,973
Automobile                                       32,239,765    42,845,656
Home equity                                      15,327,772    11,465,463
Other consumer                                    3,796,998     4,129,655
                                               ---------------------------
Gross loans held for investment                 260,654,393   228,474,194
Less:
  Loans in process                                5,114,248     1,780,160
  Unearned discounts                                100,115        99,352
  Net deferred fees and (expenses)                  261,344     (567,244)
  Allowance for losses                            2,867,270     2,471,658
                                               ---------------------------
Net loans held for investment                   252,311,416   224,690,268
Education loans held for sale                     3,458,286     3,587,283
                                               ---------------------------
                                               $255,769,702  $228,277,551
                                               ===========================



Activity in the allowance for loan losses is summarized as follows for the years ended December 31:


                                                         1996         1995          1994
                                                     ----------- ------------- -------------
Balance at beginning of year                          $2,471,658    $2,699,632    $2,233,300
Provision charged to income - mortgage                                     256        10,217
Provision charged to income - commercial                 300,000       585,000       538,783
Provision charged to income - consumer                   598,479       332,608       237,565
Charge-offs - commercial                                (60,000)     (856,634)
Charge-offs - consumer                                 (486,642)     (326,687)     (370,307)
Recoveries - mortgage                                                                  2,527
Recoveries - consumer                                     43,775        37,483        47,547
                                                     ----------- ------------- -------------
Balance at end of year                                $2,867,270    $2,471,658    $2,699,632
                                                     =========== ============= =============
The allowance for loan losses at December 31
  consisted of:
Mortgage                                                $332,000      $332,000      $331,744
Commercial                                             1,093,800       853,800     1,125,434
Consumer                                               1,441,470     1,285,858     1,242,454
                                                     ----------- ------------- -------------
                                                      $2,867,270    $2,471,658    $2,699,632
                                                     =========== ============= =============

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3.  LOANS (Continued)

The estimated fair value of education loans held for sale approximates book value. Gains on sales of education loans were $34,714, $33,853 and $26,398 in 1996, 1995 and 1994, respectively.

Loans serviced for others totalled $1,101,591, $699,379 and $1,072,155 at December 31, 1996, 1995 and 1994, respectively, which generated fee income of $867, $1,488 and $1,905, respectively. Loans serviced by others totalled $12,518,218 and $16,620,030 at December 31, 1996 and 1995, respectively. The
Company's loan portfolio is geographically diversified, being in 22 states as of December 31, 1996.

The Company held one loan with a balance of $1.76 million and $1.80 million at December 31, 1996 and 1995, respectively, which was considered impaired. Because the market value of the collateral securing this loan exceeds the loan's recorded balance, no specific loss reserve is deemed necessary; however, the loan has been included in management's assessment of the adequacy of general valuation allowances. This loan has not been placed on non-accrual status, nor does management expect it to be in the foreseeable future. The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995 was approximately $1.78 million and $2.95 million, respectively, while $141,000 and $158,000 was recorded in interest income during those years.

Loans which the Company considers non-performing due to being placed on non-accrual status as a result of being in arrears three months or more are as follows:


Year                         Number of loans    Balance   Percent of loans held for investment
----------------------------------------------------------------------------------------------
1996                               92          $1,013,103                0.40%
1995                               50           $712,303                 0.32%


The foregone interest on non-performing loans for the years ended December 31, 1996, 1995, and 1994 was $41,709, $34,933 and $112,091, respectively. Interest received in cash of $69,879 and $45,535 on non-accrual loans is included in income in 1996 and 1995, respectively.

At December 31, 1996 and 1995, respectively, the Company was committed under various agreements to originate first mortgage residential loans of $1,455,100 and $1,522,485, commercial and other real estate loans of $1,974,326 and $826,924, and consumer loans of $1,045,229 and $2,220,649 and had $4,791,600 and
$2,387,392 in unused commercial lines of credit, $2,115,569 and $1,191,023 in commercial letters of credit issued, $6,163,578 and $5,786,118 in unused home equity lines of credit, $2,021,514 and $2,216,089 in unused personal unsecured lines of credit and $486,369 and $0 in unused credit card lines. There were no commitments to lend additional funds to debtors whose loans with the Company were non-performing as of December 31, 1996 or 1995.


NOTE 4.  REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

REO and other repossessed assets are summarized as follows:

                                                            December 31,
                                                          1996       1995
                                                       ---------- -----------
Acquired in foreclosure or deed in lieu of foreclosure   $705,881    $874,081
Other repossessed assets                                   30,971      69,006
                                                       ---------- -----------
                                                         $736,852    $943,087
                                                       ========== ===========

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4. REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS (Continued)

The following is an analysis of the allowance for REO and other repossessed asset losses:


                                                   Year Ended December 31,
                                                 1996       1995       1994
                                                -------------------------------
Balance at beginning of year                  $        0  $       0  $        0
Provisions charged to income                     133,551     12,492      75,112
Charge-offs                                     (168,516)   (84,044)   (105,562)
Recoveries                                        34,965     71,552      30,450
                                                -------------------------------
Balance at end of year                        $        0  $       0  $        0
                                                ===============================

NOTE 5.  PREMISES AND EQUIPMENT

Premises and equipment are as follows:

                                                 December 31,
                                               1996         1995
                                           ------------------------
Land and land improvements                    $  578,998 $  578,998
Buildings                                      5,001,669  4,941,411
Leasehold improvements                            21,780     21,780
Furniture and equipment                        1,934,407  1,863,741
Construction in progress                         388,107     17,883
                                           ------------------------
                                               7,924,961  7,423,813
Less accumulated depreciation                  3,624,434  3,194,792
                                           ------------------------
                                              $4,300,527 $4,229,021
                                           ========================

The Company is committed under a number of non-cancelable operating leases for facilities and equipment with initial or remaining terms in excess of one year. The Union Township branch operations are conducted in a leased facility. The Neshannock Township and Shenango Township branches are constructed on leased land.


Branch                  Annual Rental           Expiration Date         Renewal Options
----------------------- ----------------------- ----------------------- -----------------------
Neshannock Township         $ 2,500                  10/31/22                None
Shenango Township            23,000                  07/31/99                Seven, 5-year options
Union Township               10,800                  02/28/97                None


The future minimum rental payments required under non-cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 1996 are as follows: 1997 - $27,300, 1998 - $25,500, 1999 - $15,917, 2000 -
$2,500, 2001 - $2,500 and subsequent years - $52,083. Total rental expense for all operating leases for 1996, 1995 and 1994 was $53,928, $56,058 and $52,246,
respectively.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6.  DEPOSITS

Deposit account balances are as follows:

                                                               December 31,
                                                    1996                   1995
                                                 --------------------------------------------
                                      Stated
                                       Rate        Amount         %       Amount        %
                                   ----------------------------------------------------------
Non-interest-bearing demand deposits:            $  4,647,926     1.74 $  3,647,765     1.43
Interest-bearing deposits:
  NOW deposits                                     25,750,252     9.62   25,526,278    10.03
  Money market deposits                            18,335,286     6.85   10,733,137     4.22
  Savings deposits                                 59,558,081    22.25   63,576,821    24.99
  Club deposits                                       239,567     0.09      221,369     0.09
  Certificates                       0.00-4.00%     1,220,331     0.46    1,864,038     0.73
                                     4.01-6.00%   103,833,034    38.80   77,716,339    30.55
                                     6.01-8.00%    35,198,534    13.15   50,803,844    19.97
                                    8.01-10.00%    18,717,823     6.99   20,212,580     7.95
                                                ---------------------------------------------
                                                  267,500,834    99.95  254,302,171    99.96
Accrued interest on certificates                      118,342     0.05      103,574     0.04
                                                ---------------------------------------------
                                                 $267,619,176   100.00 $254,405,745   100.00
                                                =============================================


A summary of certificates by maturity is as follows:

                                                 December 31,
                                          1996                   1995
                                     -----------------------------------
0 - 1 Year                            $ 76,154,716          $ 84,965,606
1 - 2 Years                             38,272,971            18,380,663
2 - 3 Years                             23,900,635            23,239,803
3 - 4 Years                              4,833,236            11,449,284
4 - 5 Years                              7,228,342             4,247,942
Thereafter                               8,579,822             8,313,503
                                     -----------------------------------
                                       158,969,722           150,596,801
Accrued interest                           118,342               103,574
                                     -----------------------------------
                                      $159,088,064          $150,700,375
                                     ===================================

The aggregate of all deposits over $100,000 amounted to $31,854,274 and $19,492,623 at December 31, 1996 and 1995, respectively.

Interest on deposits is summarized as follows:

                                                 Year Ended December 31,
                                              1996         1995         1994
                                           -------------------------------------
Money market and NOW deposits              $ 1,051,885  $   860,111  $ 1,020,723
Savings and club deposits                    1,655,368    1,763,451    2,101,509
Certificates of deposit                      9,134,262    9,042,574    7,498,652
Interest forfeitures                          (26,106)     (22,837)     (30,628)
                                          --------------------------------------
                                           $11,815,409  $11,643,299  $10,590,256
                                          ======================================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7.  ADVANCES FROM FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the FHLB at December 31 consisted of the following:

                                             1996                          1995
                                     ---------------------------------------------------
                                                    Interest                  Interest
                                       Balance        Rate       Balance        Rate
                                     ---------------------------------------------------
Due within one year                   $69,530,000 5.34%-6.76%   $6,216,000   5.48%-6.12%
Due within two years                    5,000,000    5.39%       20,000,000  5.75%-6.26%
Due within three years                 11,143,000 5.50%-6.13%
Due after five years                      121,335    6.94%
                                      -----------               -----------
Total                                 $85,794,335               $26,216,000
                                      ===========               ===========
Weighted average interest rate at end
 of period                                           6.06%                      5.99%
                                                  ===========                ===========


The Savings Bank has a line of credit and a repurchase agreement with the FHLB. The total amount of credit available to the Savings Bank through these products was approximately $15,500,000 and $30,000,000 at December 31, 1996,
respectively, and the outstanding balances were $0 and $29,300,000. The balances are due on demand and the interest rates may change daily. Borrowings from the FHLB are secured by the Savings Bank's stock in the FHLB and other qualifying assets. The Savings Bank's maximum borrowing capacity from the FHLB was approximately $209,159,000 at December 31, 1996.

Other borrowings at December 31, 1996 and 1995 consist of $661,000 and $449,000 in uninsured investment agreements between the Savings Bank and certain commercial customers. The interest rate on these agreements resets weekly based on changes in the federal funds rate less a negotiated margin. Securities with a market value of approximately $987,000 and $1,003,000 at December 31, 1996 and 1995, respectively, were pledged as collateral for these borrowings.

NOTE 8.  INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                  Year Ended December 31,
                           1996                1995             1994
                   ------------------------------------------------------
Federal:
  Current                $1,530,150          $1,620,250         $790,300
  Deferred                 (150,000)            (18,000)         114,000
                   ------------------------------------------------------
                          1,380,150           1,602,250          904,300
State:
  Current                   285,225             304,175          206,400
                   ------------------------------------------------------
                         $1,665,375          $1,906,425       $1,110,700
                   ======================================================

Income tax expense (benefit) of the Company differs from the amounts computed by applying the statutory U.S. federal income tax rate of 34 percent to income before income taxes because of the following:


                                                     Percent of Pretax Income
                                                     Year Ended December 31,
                                                    1996         1995        1994
                                              --------------------------------------
Federal statutory rate                               34.00%       34.00%      34.00%
Tax free income                                     (5.47%)      (4.36%)     (1.84%)
State income tax expense, net of federal
  income tax                                         4.03%        4.03%       4.03%
Qualified dividend received exclusion               (0.68%)      (0.19%)     (0.28%)
Other items, net                                      3.74%        4.76%     (3.09%)
                                              ---------------------------------------
                                                     35.62%       38.24%      32.82%
                                              =======================================

                                       26

Included in other assets at December 31, 1996 and in other liabilities at December 31, 1995, are a net deferred tax asset and liability of $241,000 and $427,000, respectively. The tax effects of the temporary differences that comprise the net deferred tax asset and liability are as follows:

                                                             1996       1995
                                                          ---------------------
Deferred tax assets:
  Allowance for losses on loans                             $800,000 $  681,000
  Other                                                       82,000     98,000
                                                          ---------------------
    Total deferred tax assets                                882,000    779,000
Deferred tax liabilities:
  Net unrealized gain on investments available for sale       98,000    616,000
  Deferred loan income                                       251,000    408,000
  Depreciation expense                                       112,000      2,000
  Other                                                      180,000    180,000
                                                          ---------------------
    Total deferred tax liabilities                           641,000  1,206,000
                                                          ---------------------
Net deferred tax asset (liability)                          $241,000 $ (427,000)
                                                          =====================

The Company has paid sufficient taxes in prior carryback years which will enable it to recover the net deferred tax asset, and, therefore, no valuation allowance as defined by FAS 109 was required at December 31, 1996.

Retained earnings at December 31, 1996, include financial statement tax bad debt reserves of $8,305,000. The Small Business Job Protection Act of 1996 passed on August 20, 1996 eliminated the special bad debt deduction previously granted solely to thrifts. This results in the recapture of past taxes for permanent deductions arising from the "applicable excess reserve," which is the total amount of the Savings Bank's reserve over its base year reserve as of December 31, 1987. The recapture tax is to be paid in six equal annual installments beginning after December 31, 1996. However, deferral of these payments will be permitted for up to two years, contingent upon the Savings Bank satisfying a specified mortgage origination test for 1996 and/or 1997. At December 31, 1996, the Savings Bank had $385,000 in excess of the base year reserves, and subject to prevailing corporate tax rates, the Savings Bank will owe $131,000 in federal taxes, which is reflected as a reduction in the deferred tax asset. No provision is required to be made for the $7,920,000 of base year reserves.

The Savings Bank is subject to the Pennsylvania Mutual Thrift Institution Tax which is currently calculated at 11.50% of earnings based on generally accepted accounting principles with certain adjustments.

NOTE 9.  STOCK BENEFIT PLANS

Stock Option Plan:

Pursuant to the Company's stock option and incentive plan ("Option Plan"), options for up to 224,825 shares of the Company's stock may be granted to directors and officers of the Savings Bank. Options granted under the Option Plan may be either incentive or non-incentive stock options. All options have 10 year terms, and vest and become exercisable 25% per year.

For options granted beginning in 1995, pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.42%, dividend yield of 2.31%, a volatility factor of the expected market price of the Company's common stock of
 .152, and an expected life of the options of 7.20 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9.  STOCK BENEFIT PLANS (Continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income and earnings per share for 1996 are $3,009,056 and $1.33, respectively.

A summary of the Company's stock option activity and related information for the years ended December 31 is as follows:


                                                 1996                       1995                   1994
                                       --------------------------------------------------------------------------------
                                                       Weighted                 Weighted                  Weighted
                                                        Average                  Average                  Average
                                       Options       Exercise Price  Options  Exercise Price   Options  Exercise Price
                                       --------------------------------------------------------------------------------
Outstanding at beginning of yield      150,446       $   10.00       160,472   $   10.00       184,359   $   10.00
Granted                                  5,000           20.75
Forfeited                                3,212           10.00         7,026       10.00        18,969       10.00
Exercised                                5,347           10.00         3,000       10.00         4,918       10.00
                                       --------------------------------------------------------------------------------
Outstanding at end of year             146,887       $   10.37       150,446   $   10.00       160,472   $   10.00
                                       ================================================================================

Options granted in 1996 have an exercise price of $20.75 and expire in 2006. All other options have an exercise price of $10.00 and expire in 2003. At December 31, 1996, 106,415 options were exercisable at $10.00 per share.

Employee Stock Ownership Plan:

The Company has an ESOP for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Savings Bank and having attained age 21. The ESOP Trust purchased 112,412 shares of common stock in the Company's initial public offering with proceeds from a loan from the Company. The Savings Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company.

The note payable referred to above bears interest at prime rate plus one percent, adjustable quarterly, with interest payable quarterly and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as deferred ESOP shares in the statement of financial position. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt.

Deferred compensation expense for the ESOP was $240,829, $215,605 and $161,230 for the years ended December 31, 1996, 1995 and 1994, respectively.

                                                            1996           1995         1994
                                                       -----------------------------------------
Allocated shares                                            31,853         23,157         11,241
Shares released for allocation                              11,428         11,457         11,916
Shares distributed                                          (1,182)        (2,761)
Unreleased shares                                           66,370         77,798         89,255
                                                       -----------------------------------------
Total ESOP shares                                          108,469        109,651        112,412
                                                       =========================================
Fair value of unreleased shares at December 31          $1,493,000    $ 1,595,000    $ 1,227,000
                                                       =========================================


FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9.  STOCK BENEFIT PLANS (Continued)

Management Stock Bonus Plans ("MSBPs"):

The Company and Savings Bank adopted MSBPs for Directors and Management. A total of 89,930 shares of restricted stock were awarded on April 5, 1993, the conversion date, in the form of restricted stock payable over a four year vesting period, at 25 percent per year, beginning April 5, 1994. The MSBPs shares purchased in the conversion were initially excluded from shareholders' equity. The Company recognizes compensation expense in the amount of the fair market value of the common stock at the grant date, pro rata over the years during which the shares are payable and recorded as an addition to shareholders' equity. Compensation expense attributable to the MSBPs amounted to $60,695 in 1996, $85,284 in 1995 and $299,769 in 1994. The shares are entitled to all voting and other shareholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

If a holder of restricted stock under the MSBPs terminates employment for reasons other than death, disability, retirement or change in control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted.

The following table summarizes the MSBPs activity for the periods indicated:

                                              1996           1995           1994
                                          --------------------------------------
Restricted shares at beginning of year      36,324         58,553         88,538
Shares vested                               18,162         22,229         22,365
Shares forfeited                             1,355                         7,620
                                          --------------------------------------
Restricted shares at end of year            16,807         36,324         58,553
                                          ======================================

Forfeited shares have been placed in the plan reserve and are eligible for reallocation at the direction of the Plan Trustees.

NOTE 10.  PENSION PLANS

The Savings Bank has a defined benefit pension plan covering all of its qualified full-time employees. The Savings Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The pension plan provides for monthly payments to each participating employee at normal retirement age (age 65). The annual benefits payable under the pension plan are equal to 1.25% of Final Average Compensation ("FAC") as defined in the plan, excluding overtime, commission and bonus pay multiplied by years of service.

For the periods through December 31, 1994, the Savings Bank was the sponsor of a single employer plan for the benefit of its employees. Effective January 1, 1995, the Savings Bank changed administrators of this plan and pooled the assets and liabilities of the plan with a multiemployer plan in which the Savings Bank participates with a number of other financial institutions. This plan invests primarily in fixed income and equity securities, both domestic and international. The qualifications for employees to participate in the multiemployer plan and the benefits which they will be entitled to receive upon retirement are substantially the same as under the single employer plan. The Savings Bank did not receive a reversion of any assets from the plan as a result of this change. The Savings Bank expects to benefit from this change through reduced future contributions, and thus, reduced charges to earnings, due to the overfunded status of the multiemployer plan. Pension expense for 1996, 1995 and 1994 was $0, $48,637 and $110,058, respectively.

The Company established a qualified plan under Section 401(k) of the Internal Revenue Code for substantially all of its employees which allows participants to make contributions by salary reduction equal to or less than 9% of gross annual salary. The Company matches contributions equal to 50% of the employee's contributions, up to 4% of compensation. The Company's contributions to the plan in 1996, 1995 and 1994 were $24,090, $21,436 and $21,991, respectively.

During 1993, the Company adopted a supplemental executive retirement plan ("SERP") for the benefit of the President. The purpose of the SERP is to furnish the President with supplemental post-retirement benefits in addition to those which will be provided under the Company's pension plan and other retirement benefits. Benefits payable under the SERP are anticipated to equal approximately $1,000 per month upon retirement at age 65 for a minimum of 120 months. Payments under the SERP are being accrued for financial

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10.  PENSION PLANS (Continued)

reporting purposes during the period of the President's employment. The SERP is unfunded. All benefits payable under the SERP will be paid from current assets of the Company. There are no tax consequences to either the President or the Company prior to payment of benefits. Upon payment of benefits, the Company will be entitled to recognize a tax deductible compensation expense. The Company's expenses for 1996, 1995 and 1994 were $28,997, $32,389 and $35,084 offset by deferred taxes of approximately $10,000, $11,000 and $11,000, respectively.

NOTE 11.  SHAREHOLDERS' EQUITY

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

The Savings Bank may not declare or pay cash dividends if the effect would be to reduce shareholder's equity below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1996, that the Savings Bank met all capital adequacy requirements to which it was subject.

To be categorized as well capitalized, the Savings Bank must maintain minimum ratios as set forth in the table. As of December 31, 1996, the most recent notification from the Office of Thrift Supervision categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                           December 31, 1996 (1)                    December 31, 1995 (1)
                                                   -------------------------------------------------------------------------------
                                                   Tier I        Tier I       Tier II        Tier I       Tier I        Tier II
                                                    Core        Risk-Based   Risk-Based       Core       Risk-Based    Risk-Based
                                                   Capital       Capital       Capital       Capital      Capital        Capital
                                                   -------------------------------------------------------------------------------
Equity capital (2)                                $  33,963     $  33,963     $  33,963     $  36,935     $  36,935     $  36,935
Non-includable portion of investment in
  subsidiary                                            (24)          (24)          (24)          (26)          (26)          (26)
Unrealized gain on certain securities available
  for sale                                             (200)         (200)         (200)         (661)         (661)         (661)
General valuation allowances (3)                                                  2,659                                     2,360
                                                  ---------     ---------     ---------     ---------     ---------     ---------
Regulatory capital                                   33,739        33,739        36,398        36,248        36,248        38,608
Minimum capital requirement                          16,015         8,508        17,016        13,063         7,638        15,276
                                                  ---------     ---------     ---------     ---------     ---------     ---------
Excess regulatory capital                         $  17,724     $  25,231     $  19,382     $  23,185    $   28,610     $  23,332
                                                  =========     =========     =========     =========     =========     =========
             Adjusted total assets                $ 400,371     $ 212,702     $ 212,702     $ 326,566    $  190,955     $ 190,955
Regulatory capital as a percentage                     8.43%        15.86%        17.11%        11.10%        18.98%        20.22%
Minimum capital requirement as a percentage            4.00%         4.00%         8.00%         4.00%         4.00%         8.00%
                                                  ---------     ---------     ---------     ---------     ---------     ---------
Excess regulatory capital as a percentage              4.43%        11.86%         9.11%         7.10%        14.98%        12.22%
                                                  =========     =========     =========     =========     =========     =========
Well capitalized requirement as a percentage           5.00%         6.00%        10.00%         5.00%         6.00%        10.00%
                                                  =========     =========     =========     =========     =========     =========

(1)  Dollar amounts in thousands.

(2) Represents equity capital of the consolidated Savings Bank as reported to the OTS on Form 1313.

(3)  Limited to 1.25% of risk-based assets.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12.  FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement 107"), requires that the Company disclose estimated fair values for its financial instruments. The market value of investments and mortgage-backed securities, as presented in Note 2, are based primarily upon quoted market prices. For substantially all other financial instruments, the fair values are management's estimates of the values at which the instruments could be exchanged in a transaction between willing parties. In accordance with Statement 107, fair values are based on estimates using present value and other valuation techniques in instances where quoted prices are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be substantiated by comparison to independent markets and, further, may not be realizable in an immediate settlement of the instruments. Statement 107 also excludes certain items from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Company.

Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Cash and cash equivalents: The carrying amounts reported on the balance sheet for cash and cash equivalents approximate those assets' fair value.

Investment securities, including mortgage-backed securities: Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted prices of comparable instruments. (See Note 2.)

Loans: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities: The fair values disclosed for NOW, money market, and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). The carrying amounts for variable rate certificates of deposit and for those certificates of deposit maturing in less than one year approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis, applying interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on those deposits.

Borrowings: Fair values for the Company's variable rate FHLB advances and other borrowings are deemed to equal carrying value. Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis similar to that used in valuing fixed rate deposit liabilities.

Off-balance sheet instruments: Fair values for the Company's commitments to extend credit would be based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. Presently, the Company only charges a nominal loan commitment fee and, accordingly, there is no fair value associated with loan commitments. The fair value of the commitment to purchase loans is based on fees currently charged to enter into similar agreements.

The  following   table  presents  the  estimates  of  fair  value  of  financial instruments:

                                                 December 31, 1996       December 31, 1995
                                              -----------------------------------------------------
                                               Carrying        Fair        Carrying        Fair
                                                 Value         Value        Value          Value
                                              -----------------------------------------------------
ASSETS:
  Cash and cash equivalents                  $ 16,734,483  $ 16,734,483  $ 15,830,560  $ 15,830,560
  Investment securities available for sale    125,288,762   125,288,762    80,586,601    80,586,601
  Loans receivable, net                       255,769,702   257,895,385   228,277,551   233,070,099
LIABILITIES:
  Deposits                                    267,619,176   264,553,152   254,405,745   251,259,425
  FHLB advances and other borrowings           86,455,211    86,483,337    26,665,654    26,617,396
  Advance payments by borrowers                 1,600,202     1,600,202     1,178,402     1,178,402

                                       31

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13.  LOANS TO RELATED PARTIES

The Company has granted loans to the officers and directors of the Company and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $263,242 and $275,853 at December 31, 1996 and 1995, respectively. During 1996 and 1995, $170,000 and $8,065 in new loans were made and $63,757 and $61,977 were advanced under existing lines of credit. The $170,000 approved during 1996 had not yet been disbursed at December 31, 1996. Repayments totalled $76,368 and $309,616 in 1996 and 1995, respectively.


NOTE 14.  DERIVATIVE FINANCIAL INSTRUMENTS

In October 1994, the FASB issued FAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," which is generally effective for calendar year 1994 financial statements. The Company, Savings Bank and its subsidiary have not historically invested in instruments which are typically described as derivative financial instruments, and have no current plans to do so, for trading, investing, hedging or other purposes. Instruments of this type include future, forward, swap and option contracts, and interest rate caps and floors.

FAS 119 expanded the definition of derivative financial instruments for disclosure purposes to include certain other instruments in addition to the above items, including commitments to originate loans and unsettled security purchase or sale agreements. The Company and the Savings Bank enter into these types of agreements in the normal course of business for investment purposes. The Company, Savings Bank and its subsidiary are not currently involved in trading or hedging activities, and have no current plans to do so.

NOTE 15.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
Quarterly Consolidated Statements of Operations
(Amounts in Thousands, Except Per Share Data and Dividends)


                                                                            Year                                               Year
                                              Three Months Ended            Ended               Three Months Ended             Ended
                                              ------------------            -----               ------------------             -----
                                     March    June      Sept.      Dec.      Dec.      March     June      Sept.     Dec.      Dec.
                                     1995     1995      1995       1995      1995      1996      1996      1996      1996      1996
                                  --------------------------------------------------------------------------------------------------

Total interest income             $  5,613 $  5,850  $  6,066   $  6,258  $ 23,787  $  6,447  $  6,711  $  7,130  $  7,322  $ 27,610
Total interest expense               2,995    3,122     3,253      3,349    12,719     3,484     3,570     3,848     4,058    14,960
                                  --------------------------------------------------------------------------------------------------
Net interest income                  2,618    2,728     2,813      2,909    11,068     2,963     3,141     3,282     3,264    12,650
Provision for loan losses              238      235       212        233       918       225       224       225       225       899
                                  --------------------------------------------------------------------------------------------------
Net interest income after
provision for loan losses            2,380    2,493     2,601      2,676    10,150     2,738     2,917     3,057     3,039    11,751
Total non-interest income              224      205       297        240       966       399       149       253       227     1,028
Total non-interest expense           1,520    1,517     1,513      1,581     6,131     1,620     1,601     3,290     1,593     8,104
                                  --------------------------------------------------------------------------------------------------
Income before taxes                  1,084    1,181     1,385      1,335     4,985     1,517     1,465        20     1,673     4,675
Income taxes                           387      443       545        531     1,906       569       566        10       520     1,665
                                  --------------------------------------------------------------------------------------------------
Net income                        $    697 $    738  $    840  $     804  $  3,079  $    948  $    899  $     10  $  1,153  $  3,010
                                  ==================================================================================================
Net income per share              $   0.31 $   0.32  $   0.37  $    0.35  $   1.34  $   0.41  $   0.39  $   0.00  $   0.53  $   1.33
Dividends declared                 200,958  200,274   222,527    223,151   846,910   223,020   264,437   261,670   239,285   988,412
Common shares outstanding            2,321    2,314     2,314      2,309       N/A     2,302     2,271     2,258     2,060       N/A
Common stock equivalents             2,276    2,284     2,295      2,297     2,290     2,303     2,288     2,261     2,175     2,257


FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16. CONDENSED FINANCIAL INFORMATION OF FIRST SHENANGO BANCORP, INC. (PARENT
ONLY)

First Shenango Bancorp, Inc. was organized on December 9, 1992, and began operations on April 5, 1993. The Company's balance sheets as of December 31, 1996 and 1995, and related statements of income and cash flows for the years ending December 31, 1996, 1995 and 1994 are as follows:



                 BALANCE SHEET                     1996                    1995
-----------------------------------------------------------------------------------
Assets
Cash and cash equivalents                       $ 1,793,796             $ 3,178,751
Investments in:
  Securities                                      3,346,286               3,247,715
  Savings Bank                                   33,963,525              36,934,464
Loans receivable from Savings Bank                4,063,699               4,177,984
Commercial loan                                     197,796                 332,400
Other assets                                         36,630                  64,758
                                                -----------------------------------
Total Assets                                    $43,401,732             $47,936,072
                                                ===================================
Liabilities and Shareholders' Equity
Accrued expenses and other liabilities          $   108,180             $    90,335
Dividends payable                                   239,225                 223,151
                                                -----------------------------------
Total Liabilities                                   347,405                 313,486
Total Shareholders' Equity                       43,054,327              47,622,586
                                                -----------------------------------
Total Liabilities and Shareholders' Equity      $43,401,732             $47,936,072
                                                ===================================



              STATEMENT OF INCOME                  1996        1995        1994
-----------------------------------------------------------------------------------
Interest income                                 $   354,318  $  353,093  $  430,180
Interest on loans to Savings Bank                   263,818     302,963      86,578
Dividend from Savings Bank                        5,000,000   1,000,000
Loss on sale of investments                           1,563
Expenses                                             91,391     147,528     184,355
                                                -----------------------------------
Income before equity earnings and income tax      5,525,182   1,508,528     332,403
Income tax expense                                  213,250     206,500     133,000
                                                -----------------------------------
Net Income before Equity Earnings                 5,311,932   1,302,028     199,403
(Excess dividends from) equity in undistributed
  earnings of Savings Bank                       (2,301,935)  1,777,158   2,073,720
                                                -----------------------------------
Net Income                                      $ 3,009,997  $3,079,186  $2,273,123
                                                ===================================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16. CONDENSED FINANCIAL INFORMATION OF FIRST SHENANGO BANCORP, INC. (PARENT
ONLY) (Continued)



                 STATEMENT OF CASH FLOWS                      1996          1995          1994
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                 $ 3,009,997   $ 3,079,186   $2,273,123
Loss on sale of investments                                      1,563
Excess dividends from (equity in undistributed earnings
  of) Savings Bank                                           2,301,935    (1,777,158)  (2,073,720)
Change in other assets and liabilities                          45,973        51,875       90,869
                                                           --------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                    5,359,468     1,353,903      290,272
INVESTING ACTIVITIES:
  Loans to Savings Bank, net of repayments                     114,285    (3,285,433)     112,412
  Commercial loan originations, net of repayments              134,604        57,600     (390,000)
  Purchases of investments                                 (2,100,000)                 (1,403,009)
  Proceeds from sales of investments                         1,998,437
  Proceeds from maturities of investments                                 3,000,128       402,881
                                                           --------------------------------------
  NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES          147,326     (227,705)   (1,277,716)
  FINANCING ACTIVITIES:
  Proceeds from exercise of stock options                       53,470        30,000       49,180
  Purchase of treasury stock                                (5,937,531)     (419,024)    (157,000)
  Cash dividends on common stock                            (1,007,688)     (812,112)    (585,355)
                                                           --------------------------------------
  NET CASH USED BY FINANCING ACTIVITIES                     (6,891,749)   (1,201,136)    (693,175)
                                                           --------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                   (1,384,955)      (74,938)  (1,680,619)
Cash and cash equivalents at beginning of year               3,178,751     3,253,689    4,934,308
                                                           --------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $  1,793,796  $  3,178,751   $3,253,689
                                                           ======================================


--------------------------------------------------------------------------------
                                   SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------



ANNUAL MEETING
The Annual Meeting of Shareholders of First Shenango Bancorp, Inc. will be held in the lobby of the Corporate Headquarters on Tuesday, April 22, 1997, at 4:00 p.m.

STOCK DATA
First Shenango Bancorp, Inc. common stock is traded on the Nasdaq National Market System under the symbol "SHEN."

Information regarding First Shenango stock activity is reported in The Wall Street Journal under the symbol FstShenango "SHEN."

Analysis of Stock Activity and Dividend Information:

                                                                      Dividends
                   For the Quarter Ended   High      Low      Close   Declared
                                           ----      ---      -----   ---------

                   1995
                   ----
                   First Quarter          $15.25    $13.75    $15.25     $0.09
                   Second Quarter          19.50     14.75     18.75      0.09
                   Third Quarter           22.25     18.75     22.00      0.10
                   Fourth Quarter          22.25     19.25     20.50      0.10

                   1996
                   ----
                   First Quarter          $21.50    $20.50    $20.56     $0.10
                   Second Quarter          21.50     20.00     20.25      0.12
                   Third Quarter           21.50     20.00     21.00      0.12
                   Fourth Quarter          23.75     20.50     22.50      0.12

There were six Nasdaq Market Makers in First Shenango's common stock as of December 31, 1996: Parker/Hunter, Inc.; Legg Mason Wood Walker, Inc.; Sandler O'Neill & Partners; Ryan Beck & Company, Inc.; Herzog, Heine, Geduld, Inc.; and Ferris Baker Watts, Inc.

According to the records of the Company's transfer agent, there were 2,007 shareholders of record at December 31, 1996. This does not include any persons or entities who hold their stock in nominee or "street name" through various brokerage firms.

INFORMATION REQUEST
The First Shenango Bancorp, Inc. Annual Report to the Securities and Exchange Commission on Form 10-K will be available on or about March 31, 1997. Shareholders and others may obtain one copy of the Form 10-K at no charge and may request other financial information or reports by writing to:

                                Lonny D. Robinson
              Vice President, Chief Financial Officer and Treasurer
                          First Shenango Bancorp, Inc.
                                  P. O. Box 671
                              New Castle, PA 16103

================================================================================
                      FIRST SHENANGO BANCORP, INC. 1996 ANNUAL REPORT
================================================================================

                                    Board of Directors

              Robert H. Carlson*                            Francis A. Bonadio
            Chairman of the Board                 President and Chief Executive Officer
Retired President and Chief Executive Officer        First Shenango Bancorp, Inc. and
    Universal-Rundle Corp., New Castle, PA       First Federal Savings Bank of New Castle
       (Plumbing Fixture Manufacturer)

              Ronald P. Bergey*                           William G. Eckles, II
           Professor of Accounting             Retired President and Chief Executive Officer
   Westminster College, New Wilmington, PA           W.G. Eckles Co., New Castle, PA
                  (College)                                (Architectural Firm)

               R. Joseph Hrach                              Dale R. Perelman*
                  President                       President and Chief Executive Officer
    Pennsylvania Power Co., New Castle, PA            King's Jewelry, New Castle, PA
                  (Utility)                                  (Jewelry Chain)

            Richard E. Rentz, Jr.                           Director Emeritus
                  Consultant                               Albert J. Genkinger
                New Castle, PA                              Retired President
                                                 First Federal Savings Bank of New Castle



                                *Member of Audit Committee

                                    Executive Officers

              Francis A. Bonadio                            Lonny D. Robinson
    President and Chief Executive Officer      Vice President, Chief Financial Officer and Treasurer

                                    E. Waneata VanKirk
                                    Corporate Secretary
                Transfer Agent                                Legal Counsel
    ChaseMellon Shareholder Services, LLC       Gamble, Mojock, Piccione, Acker and Palmer
              85 Challenger Road                           First Federal Plaza
               Overpeck Centre                             25 North Mill Street
          Ridgefield Park, NJ 07660                        New Castle, PA 16101
                (800) 756-3353                                (412) 658-2000

             Independent Auditors                            Special Counsel
              Ernst & Young LLP                    Malizia, Spidi, Sloane & Fisch, P.C.
              One Oxford Centre                  One Franklin Square, 1301 K Street, N.W.
             Pittsburgh, PA 15219                            Suite 700, East
                (412) 644-7800                             Washington, DC 20005
                                                              (202) 434-4660

            Corporate Headquarters                      Headquarters of Subsidiary
         First Shenango Bancorp, Inc.            First Federal Savings Bank of New Castle
             25 North Mill Street               First Federal Plaza, 25 North Mill Street
             New Castle, PA 16101                          New Castle, PA 16101
                (800) 982-8322                                (412) 654-6605


                         Branch Locations of Subsidiary


  Neshannock Township          Union Township            Shenango Township
 3214 Wilmington Road          Westgate Plaza              Shenango Plaza
 New Castle, PA 16105             Route 224             New Castle, PA 16101
    (412) 658-8585          New Castle, PA 16101           (412) 652-1142
                               (412) 652-6651