Form 10-K405, Exhibit 13
period 1997-12-31
FIRST SHENANGO BANCORP INC
filed 1998-03-27
CIK 895420

EXHIBIT 13

                               1997 ANNUAL REPORT

                                    [GRAPH]














Table of Contents                                           Page

Selected Consolidated Data                                     2
Report to Shareholders                                         3
Management's Discussion and Analysis                           4
Independent Auditors' Report                                  11
Consolidated Financial Statements                             12
Notes to Consolidated Financial Statements                    17
Capital Stock Information                                     37
Directors and Executive Officers                              38


Selected Consolidated Financial and Other Data
(Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------
At December 31,                                            1997            1996           1995           1994          1993
------------------------------------------------------------------------------------------------------------------------------
Total assets                                           $   374,972    $   405,785    $   332,121    $   311,940    $   296,993
Loans receivable, net                                      256,006        255,770        228,278        215,286        200,634
Investment securities                                       94,659        125,289         80,587         76,791         62,948
FHLB advances and other borrowings                          47,725         86,455         26,666         15,009
Deposits                                                   275,221        267,619        254,406        249,957        252,537
Total equity                                                47,862         43,054         47,623         43,881         42,263
Book value per share, net of treasury shares           $    23.13     $     20.90    $     20.62    $     18.82    $     18.09
For the Year Ended December 31,
--------------------------------------------
Net interest income                                         12,598         12,650         11,068         10,037          9,235
Net income                                                   4,586          3,010          3,079          2,273          2,515
Net income (2)                                                              4,040
Earnings per share - basic (1)                         $      2.31    $      1.40    $      1.41    $      1.05    $      0.76
Earnings per share - basic (2)                                        $      1.87
Earnings per share - diluted (1)                       $      2.24    $      1.34    $      1.35    $      1.00    $      0.73
Earnings per share - diluted (2)                                      $      1.80
Dividends per share                                    $      0.57    $      0.46    $      0.38    $      0.26    $      0.12
Dividend payout ratio                                        24.93%         32.87%         27.50%         25.68%           N/A
At or for the Year Ended December 31,
--------------------------------------------
Return on average assets                                      1.15%          0.82%          0.96%          0.75%          0.86%
Return on average assets (2)                                                 1.10%
Return on average equity                                     10.20%          6.43%          6.74%          5.26%          6.96%
Return on average equity (2)                                                 8.63%
Average equity to average assets                             11.31%         12.69%         14.25%         14.34%         12.32%
Average interest rate spread (FTE)                            2.93%          3.04%          3.04%          2.90%          2.84%
Non-interest expense to average assets                        1.47%          2.20%          1.91%          2.21%          2.14%
Non-interest expense to average assets (2)                                   1.75%
Net yield on average interest-earning assets (FTE)            3.47%          3.65%          3.68%          3.45%          3.29%
Average interest-earning assets to average interest-
  bearing liabilities                                       112.24%        114.56%        115.68%        114.88%        111.20%
Non-performing assets to total assets                         1.04%          0.43%          0.50%          0.80%          1.08%
Non-performing loans to total loans receivable, net           1.08%          0.40%          0.31%          1.03%          1.50%
Allowance for loan losses to gross loans receivable           1.24%          1.11%          1.07%          1.24%          1.10%
Number of full service offices                                   4              4              4              4              5
------------------------------------------------------------------------------------------------------------------------------

(FTE) Fully taxable-equivalent basis

(1) Per share data for 1993 was computed on net income and common stock equivalents outstanding from April 5, 1993, the date the Company completed its initial Stock Offering.

(2) Excludes one-time special assessment of $1.03 million after tax to recapitalize the Savings Association Insurance Fund (SAIF).

To Our Shareholders

I am pleased to report that in our fiscal year ended December 31, 1997, First Shenango's earnings reached record levels. Net income for the year totaled $4,585,690 or $2.24 per share compared to $3,009,997 or $1.34 per share for the fiscal year ended December 31, 1996, adjusted for a one-time net assessment of $1,030,000 to recapitalize the Savings Association Insurance Fund. Without this charge, First Shenango's income for 1996 would have been $4,039,997 or $1.80 per share.

Our record results were achieved through the strength of First Federal Savings Bank of New Castle's core earnings generated by its traditional banking products and prudent cost controls. In 1996, First Federal made the decision to reduce its credit risk by concentrating on first mortgage residential loans and limiting the number of automobile loans it would make. As a result, first mortgage residential loans increased $15,694,000 or 10.21% and consumer loans declined $15,191,000 or 29.85%. Our net interest income after provision for loan losses was $11,825,000 in 1997 compared to $11,752,000 in 1996. This move and a decline in mortgage loan interest rates resulted in a decline in our net interest margin from 3.55% in 1996 to 3.38% in 1997.

Total assets at year end were $374,972,000 compared to $405,785,000 at December 31, 1996. The majority of this decrease was a result of our decision to repay approximately $30,000,000 of Federal Home Loan Advances in the fourth quarter of 1997. First Shenango's return on average assets for 1997 was 1.15% compared to 0.82% for 1996. Our return on average equity for 1997 increased to 10.20% from 6.43% for 1996.

At December 31, 1997, our non-performing assets totaled $3,890,000 or 1.04% of assets compared to $1,750,000 or 0.43% on December 31, 1996. The increase is primarily the result of two (2) loans totaling approximately $1,400,000 that became substandard in the fourth quarter of 1997. One of these loans in the amount of $304,000 has since been paid in full.

On December 31, 1997, First Shenango's capital ratio was 12.76% and the First Federal's Tier I core capital ratio was 10.42%, which exceeds all regulatory requirements.

As of December 31, 1997, book value per share increased to $23.13 from $20.90 on December 31, 1996. Because of the excellent year, your directors approved increasing the quarterly dividend from $.12 to $.15 per share effective in July.

The cornerstone of First Federal's success is its quality service. Always looking to improve service, the Savings Bank expanded its Neshannock Township office and relocated its Union Township office from a plaza to a free-standing facility with drive-up facilities that have been well received.

The position we hold in the community is the result of the commitment and skill of our employees and management team and the strong leadership and direction provided by our Board of Directors. To them, I offer my appreciation.

Your Board of Directors recognized that to continue to provide quality, competitive service and to enable it to fulfill its fiduciary responsibilities to its stockholders, the Savings Bank needed additional resources. In September 1997, it engaged the services of McDonald and Company Securities, Inc. to assist in its search for a merger partner. After exhaustive reviews and due diligence, we signed an "Agreement of Affiliation and Plan of Merger" with FirstFederal Financial Services Corp on February 6, 1998. As explained in the proxy for the 1998 Annual Meeting, the merger is contingent on approval of the stockholders of both companies and the regulatory authorities.

Sincerely,


/s/ Francis A. Bonadio
Francis A. Bonadio
President and Chief Executive Officer


Management's Discussion and Analysis
----------------------------------------------------------------------------------------

Table 1
Yields Earned and Rates Paid on a Fully Taxable-Equivalent Basis (1)
(Dollar Amounts in Thousands)
                                                        1997        1996        1995
----------------------------------------------------------------------------------------
Average Interest-Earning Assets
Interest-bearing deposits in financial institutions
  Average balance                                     $ 11,373    $  8,374    $  5,635
  Interest income                                     $    610    $    461    $    321
  Weighted average yield                                  5.36%       5.51%       5.70%
Time deposits in financial institutions
  Average balance                                                             $    373
  Interest income                                                             $     14
  Weighted average yield                                                          3.75%
Investment securities
  Average balance                                     $120,030    $108,560    $ 83,189
  Interest income                                     $  8,813    $  7,707    $  5,793
  Weighted average yield                                  7.34%       7.10%       6.96%
First mortgage residential loans (2)
  Average balance                                     $161,369    $140,044    $126,690
  Interest income                                     $ 12,456    $ 10,874    $  9,798
  Weighted average yield                                  7.72%       7.76%       7.73%
Commercial and other real estate loans (2)
  Average balance                                     $ 48,472    $ 42,540    $ 31,536
  Interest income                                     $  4,554    $  4,044    $  2,928
  Weighted average yield                                  9.40%       9.51%       9.28%
Consumer loans (2)
  Average balance                                     $ 46,543    $ 59,791    $ 64,200
  Interest income                                     $  3,975    $  4,981    $  5,320
  Weighted average yield                                  8.54%       8.33%       8.29%
----------------------------------------------------------------------------------------
Average Interest-Earning Assets
  Average balance                                     $387,787    $359,309    $311,623
  Interest income                                     $ 30,408    $ 28,067    $ 24,174
  Weighted average yield                                  7.84%       7.81%       7.76%
Average Non-Interest-Earning Assets                   $  9,767    $  9,504    $  8,901
----------------------------------------------------------------------------------------
TOTAL AVERAGE ASSETS                                  $397,554    $368,813    $320,524
========================================================================================


Management's Discussion and Analysis
-------------------------------------------------------------------------------------------

Table 1
Yields Earned and Rates Paid on a Fully Taxable-Equivalent Basis (1)
(Dollar Amounts in Thousands)
                                                            1997        1996       1995
-------------------------------------------------------------------------------------------
Average Interest-Bearing Liabilities
Money market & NOW deposits
  Average balance                                         $ 46,293    $ 40,138    $ 36,867
  Interest expense                                        $  1,347    $  1,052    $    860
  Weighted average rate                                       2.91%       2.62%       2.33%
Savings deposits
  Average balance                                         $ 58,964    $ 62,643    $ 66,790
  Interest expense                                        $  1,559    $  1,656    $  1,763
  Weighted average rate                                       2.64%       2.64%       2.64%
Certificates of deposit
  Average balance                                         $162,019    $153,721    $146,514
  Interest expense                                        $  9,676    $  9,108    $  9,020
  Weighted average rate                                       5.97%       5.93%       6.16%
Total average interest-bearing deposits
  Average balance                                         $267,276    $256,502    $250,171
  Interest expense                                        $ 12,582    $ 11,816    $ 11,643
  Weighted average rate                                       4.71%       4.61%       4.65%
Borrowings
  Average balance                                         $ 76,084    $ 55,401    $ 17,456
  Interest expense                                        $  4,339    $  3,114    $  1,043
  Weighted average rate                                       5.70%       5.62%       5.98%
Advance payments from borrowers for taxes and insurance
  Average balance                                         $  2,132    $  1,730    $  1,755
  Interest expense                                        $     41    $     30    $     32
  Weighted average rate                                       1.92%       1.73%       1.82%
-------------------------------------------------------------------------------------------
Average Interest-Bearing Liabilities
  Average balance                                         $345,492    $313,633    $269,382
  Interest expense                                        $ 16,962    $ 14,960    $ 12,718
  Weighted average rate                                       4.91%       4.77%       4.72%
-------------------------------------------------------------------------------------------
Average Non-Interest-Bearing Liabilities                  $  7,096    $  8,368    $  5,475
Average Shareholders' Equity                              $ 44,966    $ 46,812    $ 45,667
-------------------------------------------------------------------------------------------
TOTAL AVERAGE LIABILITIES AND SHAREHOLDERS' EQUITY        $397,554    $368,813    $320,524
===========================================================================================
Net interest earnings                                     $ 13,446    $ 13,107    $ 11,456
Net yield on average interest-earning assets                  3.47%       3.65%       3.68%


(1) In order to make pre-tax income and resultant yields comparable to taxable equivalent loans and investments, a tax equivalent adjustment is computed using a statutory federal income tax rate of 34% and has increased interest income by $848, $457, and $387 for the years ended December 31, 1997, 1996 and 1995, respectively.

(2) The loan amounts include average non-performing loans of $1,690, $809, and $1,869 at December 31, 1997, 1996 and 1995, respectively.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

General

The purpose of this discussion is to provide information about First Shenango Bancorp, Inc. ("the Company"), which is not readily apparent from the consolidated financial statements included in this annual report. Reference should be made to those statements and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis. The Company functions as a financial intermediary and, as such, its financial condition should be examined in terms of its ability to manage its assets and liabilities and diversify its risk.

Net income for the year ended December 31, 1997 was $4,585,690, or $2.24 per diluted share, compared to $3,009,997, or $1.34 per diluted share for the year ended December 31, 1996, and $3,079,186, or $1.35 per diluted share for the year ended December 31, 1995.

As discussed in last year's report, on September 30, 1996, President Clinton signed the Deposit Insurance Funds Act of 1996 which included long anticipated legislation to recapitalize the Savings Association Insurance Fund ("SAIF") via a special assessment on thrift industry deposits. As a result of this legislation, the Company recorded a pre-tax charge to income of $1.67 million on September 30, 1996 for the payment which was ultimately made on November 27, 1996. This charge to income reduced the Company's net income by $1.03 million for the year after considering the associated income taxes. Without this charge, the Company's net income for 1996 would have been $4.04 million, diluted earnings per share $1.80, the return on average assets 1.10% and the return on average equity 8.63%.

This legislation also reduced the Company's SAIF insurance fees from $0.23 per $100.00 (23 basis points) annually to approximately 6.4 basis points annually effective January 1, 1997. Although this remains higher than the approximately
1.3 basis points paid by Bank Insurance Fund (BIF) insured institutions, it represents a significant improvement from the 23 basis point disparity which had been present.

Interest Income and Interest Expense

During 1997, the Company once again experienced growth in average interest-earning assets, particularly in mortgage and commercial loans and investment securities. This growth led to a $2.34 million increase in interest income adjusted to a fully taxable-equivalent basis. This increase would have been larger if not for the slightly lower yields earned on the mortgage and commercial loan portfolios. The Company continued to reduce its exposure to indirect automobile lending during 1997 due to the low risk-adjusted returns available in the local market area.

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

Average interest-bearing liabilities also increased during 1997 and 1996, as the Company utilized Federal Home Loan Bank borrowings to leverage its investment portfolio, and to fund increased loan demand. This also resulted in a higher weighted average rate paid on interest-bearing liabilities in both years. Net interest income adjusted to a fully taxable-equivalent basis increased slightly in 1997, primarily due to a $13.35 million increase in the average balance of tax exempt municipal bonds held in the investment portfolio in 1997 versus 1996. This increase offset the overall reduction in net interest-earning assets in 1997 and the 14 basis point increase in the weighted average rate paid on interest-bearing liabilities.

On October 3, 1997, the Company sold long-term GNMA fixed rate mortgage-backed securities with amortized cost and market values of $16,527,904 and $16,510,648, respectively, at a net loss of $17,256. The proceeds from the sale of these securities were used to reduce short-term FHLB borrowings. While this transaction did reduce the Company's overall interest rate risk position, it also contributed to the slight decline in net interest income due to the positive spread which had been earned on these assets and liabilities.

Provision for Loan Losses

Provisions for loan losses declined during 1997 and 1996 as non-performing loans remained at a relatively low level during most of these two years. The increase in non-performing loans at December 31, 1997 is primarily due to two commercial loans totalling approximately $1.42 million, and an overall increase in consumer loan delinquencies. As a result of the increase in non-performing assets, senior management has taken a more active role in the collection function and has hired a new manager for this department. One of the aforementioned commercial loans, with a principal balance of $304,000 has since been paid in full.

Management's Discussion and Analysis
--------------------------------------------------------------------------------

The increased collection activity is anticipated to increase charge-offs in the first quarter of 1998 as compared to the fourth quarter of 1997, however, management believes that reserves for loan losses are adequate to absorb any such increase. Legal action has also been instituted against certain borrowers. Management considers this to be a temporary situation and is moving aggressively to reduce non-performing assets.

Non-Interest Income and Non-Interest Expense

Total non-interest income decreased $237,000 in 1997, primarily due to a $206,000 decrease in gains on sales of investments and loans. Gains on the sale of education loans to Sallie Mae remained relatively unchanged at $34,000 in 1997 versus $35,000 in 1996. The 1997 sale of GNMA mortgage-backed securities referred to previously was the only sale of investment securities in 1997, while net gains on investment security sales in 1996 totalled $187,000. Service charges and other fees declined in 1997 as increases in late charges collected on loans were offset by lower fees on deposit accounts. Management anticipates an increase in service charge and other fee income in 1998 due to the pending introduction of debit cards and a revised fee schedule. Total non-interest income increased 6.42% in 1996 due to a $123,000 increase in the gain on sale of investments and loans. This increase was partially offset by a $54,000 decrease in service charges and other fees, primarily due to fewer non-sufficient funds charges on checking accounts.

Total non-interest expense decreased $2.27 million in 1997 primarily due to a $2.05 million reduction in deposit insurance premiums due to the SAIF special assessment paid in 1996 and the resulting reduction in the premium rate. Other non-interest expense categories experienced small changes from 1996 to 1997. Total non-interest expense increased $1.97 million in 1996 compared to 1995. The primary reason for this increase is the $1.67 million paid by the Company in order to recapitalize the SAIF. Also contributing to the increase were a $180,000 increase in REO expenses, reflecting the costs of maintaining the properties held in REO, as well as charges taken to write-down two foreclosed properties to their estimated realizable value. Salaries and benefits increased $227,000, or 8.11%, in 1996 as a result of normal annual merit increases in salaries, increased ESOP amortization expenses due to the Company's higher average stock price and overtime worked to meet loan demand.

The Company's efficiency ratio was 43.70% for 1997 as compared to 60.25% in 1996 and 51.42% in 1995. Excluding the SAIF assessment, the 1996 ratio would have been 47.86%. The improvement in this ratio is evidence of management's continuing dedication to cost control.

Income Taxes

Applicable income taxes of $2,194,000 in 1997 consist of both federal and state taxes amounting to $1,755,000 and $439,000, respectively. During 1997 and 1996, the Company's Investment Committee increased the Company's investment in tax-exempt municipal securities. The objective of this strategy was to obtain an above-market taxable-equivalent yield while reducing the Company's effective tax rate. See Note 8 of Notes to Consolidated Financial Statements for a reconciliation from the statutory federal tax rate to the Company's effective tax rate for each of the past three years.

Asset and Liability Management

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing 'gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. At December 31, 1997, the Company had a positive one year cumulative interest rate sensitivity gap of 0.54%, a significant improvement from the negative 6.06% cumulative one year gap at December 31, 1996. This gap analysis incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the withdrawal of deposits. Loans and mortgage-backed securities have assumed annual prepayment rates of 9% to 37%. Decay rates for NOW, money market, and savings accounts are 37%, 79%, and 17%, respectively.

The Company's actions with respect to interest-rate risk and its asset/liability gap management are taken under the guidance of the Investment Committee of the Board of Directors. This Committee meets monthly to, among other things, set interest-rate risk targets and review the Company's current composition of assets and liabilities in light of the prevailing interest-rate environment. The

Committee assesses its interest-rate risk strategy quarterly which is reviewed by the full Board of Directors. On an individual security basis, the following assumptions are considered: prepayment speed, interest-rate shocks or stress test results, projected cash flows, and the consideration of funding sources and their repricing and maturity characteristics.

The Company has historically emphasized the origination of long-term, fixed-rate residential real estate loans for retention in its portfolio. At December 31, 1997, $131.93 million or 51.53% of the Company's total loan portfolio consisted of fixed-rate residential mortgage or construction loans. The Company anticipates that it will continue to hold the majority of its loan portfolio in long-term fixed-rate loans. However, the Company has employed a strategy to originate variable rate commercial loans whereby repricing coincides with the prime rate or treasury index. At December 31, 1997, the gross commercial loans with variable rates were $30.80 million or 12.09% of the total loan portfolio. Over the years, the Company has originated consumer loans which typically have shorter maturities of three to five years. Gross consumer loans held by the Company at December 31, 1997, were $40.13 million or 15.67% of the Company's total loan portfolio. The Company has classified 100% of its investment portfolio as available for sale which is $94.66 million or 25.24% of total assets at December 31, 1997. This provides the Company with the flexibility to sell such securities if deemed appropriate in response to, among other things, changes in interest rates.

Management presently monitors and evaluates the potential impact of interest rate changes upon the Net Portfolio Value (NPV) of the Company's portfolio equity and the level of net interest income on a quarterly basis. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The Company utilizes an outside banking consultant for assistance in modeling its interest-rate risk position. At December 31, 1997, given an immediate and sustained 200 basis point increase in interest rates, the Company's NPV would have declined by approximately 26% as shown in the table below. This represents a significant improvement from the approximately 39% decline if it was calculated as of December 31, 1996. This information is highly dependent on the assumptions used and could vary substantially if different assumptions were used. The assumptions used are the same as those used in the gap analysis discussed above.

The following table represents the Company's NPV as of December 31, 1997.

                                           Net Portfolio Value
------------------------------------------------------------------------------------------------------

                                                Estimated
         Change in                              NPV as a
       Interest Rates       Estimated          Percentage          Amount
       (basis points)          NPV              of Assets         of Change       Percent Change
------------------------- --------------    ----------------- ----------------  ---------------------

                                         (Dollars in Thousands)

            +400             $26,462                7.60%        $(28,279)               (52)%

            +300              33,397                9.34          (21,345)               (39)

            +200              40,745               11.09          (13,996)               (26)

            +100              48,047               12.73           (6,694)               (12)

             --               54,741               14.15               --                 --

            -100              60,490               15.30            5,748                 11

            -200              65,399               16.21           10,658                 19

            -300              71,033               17.23           16,292                 30

            -400              70,074               18.67           24,333                 44

As noted in the above table, significant increases in interest rates may adversely affect the Company's net interest income and/or NPV because of the excess of interest-bearing liabilities over interest-earning assets repricing within shorter periods and because the Company's adjustable-rate, interest-earning assets generally are not as responsive to changes in interest rates as its interest-bearing liabilities. This is due to terms which generally permit only annual adjustments to the interest rate and which generally limit the amount which interest rates thereon can adjust at such time and over the life of the related asset. In addition, the proportion of adjustable-rate loans and assets in the Company's loan and investment portfolio could decrease in future periods if market rates of interest remain at or decrease below current levels.

Liquidity and Capital Resources

The Savings Bank is required to maintain minimum levels of liquid assets as defined by the OTS regulations. This requirement, which may be varied from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. On November 24, 1997, the OTS published a final rule which lowered the liquidity requirement from 5% to 4%, eliminated a separate limit that required thrifts to hold assets equal to 1% of the liquidity based in cash or short term liquid assets, streamlined the calculations used to measure compliance with liquidity requirements, expanded the types of investments considered to be liquid assets and reduced the liquidity base by modifying the definition of net withdrawable accounts to exclude accounts with maturities exceeding one year. The Savings Bank's regulatory liquidity ratio averaged 5.29% during the year ended December 31, 1997. The Savings Bank manages its liquidity ratio to meet its funding needs, including deposit outflows, disbursement of payments collected from borrowers for taxes and insurance, loan principal disbursements and to meet its asset and liability management objectives.

The Company's operating activities generated positive cash flows of $6,048,000 in 1997, compared to $4,174,000 in 1996 and $4,692,000 in 1995. The primary sources of operating cash flows in 1997, 1996 and 1995 were net income combined with non-cash expenses, such as provision for estimated loan losses, amortization of MSBPs and ESOP unearned and deferred compensation and depreciation expense. It is anticipated that cash flows from operating activities will not change significantly in future periods.

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

As part of an ongoing effort to improve the Company's return on equity, management identified the need to utilize its strong capital position to leverage the balance sheet. Toward that end, beginning in late 1994, the Savings Bank began utilizing FHLB borrowings to fund investment security purchases and increased mortgage and commercial loan volume. This activity was curtailed somewhat in 1997 due to the relatively small spreads available in the market. Management expects to pursue additional arrangements of this type in 1998 if sufficient spreads are available. This will have the effect of reducing the Savings Bank's capital ratios slightly, however, these ratios will be maintained comfortably above the regulatory requirements.

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

The Savings Bank anticipates that it will have sufficient funds available to meet its current loan commitments and normal savings withdrawals. At December 31, 1997, the Savings Bank had outstanding commitments to fund off balance sheet items of $21,166,000. In addition, it had certificates of deposit scheduled to mature within one year of $80,206,000, substantially most of which management believes will remain with the Savings Bank. In the event that loan demand and deposit outflows exceed available funds, the Savings Bank may borrow from the FHLB or sell securities from its available for sale portfolio.

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

Management's Discussion and Analysis
--------------------------------------------------------------------------------

OTS regulations require financial institutions to have minimum Tier I core capital equal to 4.00% of adjusted total assets, minimum Tier I risk-based capital equal to 4.00% of risk-adjusted assets and minimum Tier II risk-based capital equal to 8.00% of risk-adjusted assets. The Savings Bank significantly exceeds all regulatory capital requirements. See Note 12 of Notes to Consolidated Financial Statements.

There has been much publicity recently regarding the inability of many computer systems to function properly after December 31, 1999 due to how many computer programs calculate dates. The date September 9, 1999 (9/9/99) will also present problems for some programs, due to "99" or "9999" being used in some date fields to indicate something other than a date. Management has formed a committee to evaluate the Company's exposure to these issues and determine the best course of action to avoid interruptions in operations when these dates arrive. Management and the committee will continue to work with various vendors to ensure that all necessary steps are taken to minimize the Company's potential exposure to these issues. The total cost to the Company has not yet been determined, however, most of the expenditures are expected to be for the replacement of certain computer hardware and software purchased from third parties, and thus will be capitalized and depreciated over their estimated useful lives. Other costs, such as those related to the committee's ongoing work, are being expensed as incurred. The impact on earnings is not expected to be material in any single reporting period. In addition to the risk exposure presented by internal systems, the Company is also exposed to a certain unquantifiable amount of risk in the event that any of its customers or vendors experience difficulties in dealing with this issue. Management believes that it has identified the Company's most significant risk areas and is working to minimize the likelihood of loss.

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

Outlook for 1998

On February 6, 1998, the Company entered into an Agreement of Affiliation and Plan of Merger (the "Agreement") with FirstFederal Financial Services Corp. ("FFSW") of Wooster, Ohio. Under the terms of the Agreement, the Company will merge with and into FFSW, with the Company's shareholders to receive 1.143 shares of FFSW common stock in exchange for each of their shares of the Company's common stock. FFSW is a bank holding company with total assets of $1.46 billion at December 31, 1997. The transaction, which will be accounted for as a pooling of interests, is subject to regulatory and shareholder approvals and is expected to be completed in the third quarter of 1998. Non-recurring legal, accounting and consulting fees associated with the planned merger will reduce net income during the period up to the closing date.

The Savings Bank began offering the new Roth IRA in January 1998 and the Ideal Check Card in February 1998. Among the benefits of the merger will be the ability to introduce a wider variety of new products and services than would otherwise be possible. Potential new products and services which are currently being considered are uninsured investment products such as mutual funds and annuities for retail customers and cash management and account analysis for commercial customers. With the resources of a much larger organization at its disposal, management also expects to be able to compete for larger loans within its primary market area.

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

REPORT OF INDEPENDENT AUDITORS

Shareholders & Board of Directors
First Shenango Bancorp, Inc.

We have audited the accompanying consolidated statements of financial position of First Shenango Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the First Shenango's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Shenango Bancorp, Inc., and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                 /s/ Ernst & Young LLP

February 6, 1998

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                                                              December 31,
ASSETS                                                                                    1997             1996
                                                                                     -------------    -------------
Cash and cash equivalents:
  Cash and amounts due from depository institutions                                  $   2,069,639    $   1,817,504
  Interest-bearing deposits in financial institutions                                   13,579,118       14,916,979
                                                                                     -------------    -------------
                                                                                        15,648,757       16,734,483
Investment securities available for sale, carried at fair value                         94,658,748      125,288,762
Loans receivable, net of allowance for loan losses of $3,235,039 and $2,867,270        256,005,938      255,769,702
Accrued interest receivable                                                              2,202,693        2,331,437
REO and other repossessed assets, net                                                    1,111,333          736,852
Premises and equipment, net                                                              5,131,026        4,300,527
Prepaid expenses, sundry assets and deferred taxes                                         213,231          622,961
                                                                                     -------------    -------------
  TOTAL ASSETS                                                                       $ 374,971,726    $ 405,784,724
                                                                                     =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits (including non-interest-bearing deposits of $4,971,054 and $4,647,926)      $ 275,221,031    $ 267,619,176
Advances from Federal Home Loan Bank and other borrowings                               47,724,598       86,455,211
Advance payments by borrowers for taxes and insurance                                    1,876,095        1,600,202
Accrued expenses, deferred taxes and other liabilities                                   2,287,692        7,055,808
                                                                                     -------------    -------------
  TOTAL LIABILITIES                                                                    327,109,416      362,730,397
SHAREHOLDERS' EQUITY
Preferred stock, no stated value, 10,000,000 shares authorized, none issued
Common stock $.10 par value, 15,000,000 shares authorized, 2,343,098 shares issued         234,310          234,310
Additional paid-in capital                                                              22,136,466       22,422,843
Treasury stock at cost (1997 - 274,091 shares and 1996 - 283,188 shares)                (6,233,171)      (6,374,001)
Less stock acquired by MSBPs and ESOP                                                     (551,287)        (674,997)
Net unrealized gains on securities available for sale, net of tax                        1,577,880          190,743
Retained earnings (substantially restricted)                                            30,698,112       27,255,429
                                                                                     -------------    -------------
  TOTAL SHAREHOLDERS' EQUITY                                                            47,862,310       43,054,327
                                                                                     -------------    -------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $ 374,971,726    $ 405,784,724
                                                                                     =============    =============



See notes to consolidated financial statements.

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME


                                                                     Year Ended December 31,
Interest income:                                               1997          1996          1995
                                                           ---------------------------------------
  Interest and fees on:
    First mortgage residential loans                       $12,455,760   $10,873,836   $ 9,798,017
    Commercial and other real estate loans                   4,550,862     4,038,809     2,916,192
    Consumer loans                                           3,974,920     4,980,977     5,319,750
  Interest and dividends on investments
     Taxable                                                 5,398,544     5,381,830     4,374,893
     Tax-exempt                                              1,701,816       902,260       752,574
     Dividends                                                 867,980       970,870       303,798
  Other interest                                               609,897       461,206       321,472
                                                           ---------------------------------------
    TOTAL INTEREST INCOME                                   29,559,779    27,609,788    23,786,696
                                                           ---------------------------------------
Interest expense:
  Deposits                                                  12,581,867    11,815,409    11,643,299
  Borrowed funds                                             4,379,924     3,144,270     1,075,248
                                                           ---------------------------------------
    TOTAL INTEREST EXPENSE                                  16,961,791    14,959,679    12,718,547
                                                           ---------------------------------------
    NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES    12,597,988    12,650,109    11,068,149
Provision for loan losses                                      772,580       898,479       917,864
                                                           ---------------------------------------
    NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES     11,825,408    11,751,630    10,150,285
Non-interest income:
  Service charges and other fees                               758,075       801,346       855,304
  Gain on sale of investments and loans, net                    16,339       221,902        98,643
  Other                                                         15,941         4,510        12,016
                                                           ---------------------------------------
    TOTAL NON-INTEREST INCOME                                  790,355     1,027,758       965,963
Non-interest expense:
  Salaries and employee benefits                             3,123,946     3,024,912     2,797,937
  Occupancy and equipment, net                                 934,246     1,026,642     1,069,192
  Deposit insurance premiums                                   170,700     2,225,037       580,714
  Professional services                                        177,784       240,754       286,764
  REO operations                                               102,617       250,128        70,427
  Other                                                      1,327,105     1,336,543     1,325,603
                                                           ---------------------------------------
    TOTAL NON-INTEREST EXPENSE                               5,836,398     8,104,016     6,130,637
                                                           ---------------------------------------
    INCOME BEFORE INCOME TAXES                               6,779,365     4,675,372     4,985,611
Income tax expense:
  Federal                                                    1,754,850     1,380,150     1,602,250
  State                                                        438,825       285,225       304,175
                                                           ---------------------------------------
    TOTAL INCOME TAX EXPENSE                                 2,193,675     1,665,375     1,906,425
                                                           ---------------------------------------
    NET INCOME                                             $ 4,585,690   $ 3,009,997   $ 3,079,186
                                                           =======================================
  Earnings per share - basic                               $      2.31   $      1.40   $      1.41
  Earnings per share - diluted                             $      2.24   $      1.34   $      1.35


See notes to consolidated financial statements.

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                      Unallocated                   Retained
                              Additional                Unallocated      Common      Unrealized     Earnings,     Consolidated
                    Common     Paid-In      Treasury    Common Stock   Stock Held    Gain (Loss)  Substantially  Shareholders'
                    Stock      Capital       Stock      Held by ESOP    by MSBPs    on Securities   Restricted       Equity
                    ----------------------------------------------------------------------------------------------------------
December 31,
1994               $234,310  $22,252,610   $(157,000)    $(892,551)    $(158,123)    $(401,406)    $23,002,750    $43,880,590
                   ----------------------------------------------------------------------------------------------------------
Deferred and
unearned
compensation
amortization of
ESOP and MSBPs
shares                           100,800                   114,568        85,284                                      300,652


Stock options
exercised                        (13,560)     43,560                                                                   30,000

Net income                                                                                           3,079,186      3,079,186

Cash dividends
declared on
common stock
at $.38
per share                                                                                             (846,910)      (846,910)

Purchase of
25,790 shares
of treasury
stock                                       (419,024)                                                               (419,024)

Change in
unrealized
(loss) on
investment
securities
available
for sale, net                                                                         1,598,092                     1,598,092
                   ----------------------------------------------------------------------------------------------------------
December 31,
1995               234,310   22,339,850    (532,464)     (777,983)      (72,839)     1,196,686     25,235,026     47,622,586
                   ----------------------------------------------------------------------------------------------------------
Deferred and
unearned
compensation
amortization of
ESOP and MSBPs
shares                          126,364                    114,283        60,695                                      301,342

Stock options
exercised                       (42,524)       95,994                                                                  53,470

MSBP shares
forfeited                          (847)                                      847

Net income                                                                                           3,009,997      3,009,997

Cash dividends
declared on
common stock
at $.46 per
share                                                                                                 (989,594)      (989,594)

Purchase of
254,745 shares
of treasury
stock                                      (5,937,531)                                                             (5,937,531)

Change in
unrealized
gain on
investment
securities
available
for sale, net                                                                        (1,005,943)                   (1,005,943)
                   ----------------------------------------------------------------------------------------------------------
December 31,
1996              $234,310  $22,422,843 $(6,374,001)    $(663,700)     $(11,297)      $190,743    $27,255,429    $43,054,327
                   ----------------------------------------------------------------------------------------------------------




Deferred and
unearned
compensation
amortization of
ESOP and MSBPs
shares                          198,756                    112,413        11,297                                     322,466

Stock options
exercised                      (485,133)    863,263                                                                  378,130

Net income                                                                                          4,585,690      4,585,690

Cash dividends
declared on
common stock
at $.57 per
share                                                                                              (1,143,007)    (1,143,007)

Purchase of
28,716 shares
of treasury
stock                                       (722,433)                                                               (722,433)

Change in
unrealized
gain on
investment
securities
available
for sale, net                                                                         1,387,137                     1,387,137
                   ----------------------------------------------------------------------------------------------------------
December 31,
1997               $234,310  $22,136,466 $(6,233,171)    $(551,287)            $0    $1,577,880   $30,698,112     $47,862,310
                   ===========================================================================================================

See notes to consolidated financial statements

FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                                                 Year Ended December 31,
OPERATING ACTIVITIES                                                                     1997            1996            1995
                                                                                    ---------------------------------------------
Net Income                                                                          $  4,585,690    $  3,009,997    $  3,079,186
Adjustments to reconcile net income to net cash provided by operating activities:
  Net gain on sale of investments and loans                                              (16,339)       (221,902)        (98,643)
  Provisions for estimated losses on loans                                               772,580         898,479         917,864
  Provisions for net losses on REO, repossessed and other assets                          11,781         132,726          12,492
  Provisions for depreciation and amortization                                           401,924         429,642         480,740
  Amortization of MSBPs and ESOP unearned and deferred compensation                      322,466         301,342         300,652
  Deferred federal income taxes                                                         (232,000)       (150,000)        (18,000)
  Decrease (increase) in accrued interest receivable, prepaid expenses and sundry
      assets                                                                             297,474        (647,817)       (478,182)
  Increase in accrued expenses and other liabilities                                      21,217         199,273         402,422
  (Decrease) increase in interest payable                                               (117,008)        222,685          93,612
                                                                                    ---------------------------------------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                          6,047,785       4,174,425       4,692,143

INVESTING ACTIVITIES
Proceeds from maturities of investments and time deposits                             21,948,250      18,860,000      33,429,000
Proceeds from sales of investments                                                    16,510,649      29,679,214      26,759,420
Proceeds from sales of education loans                                                 1,997,714       1,939,776       1,309,422
Purchases of investments and time deposits                                           (15,771,847)    (98,775,820)    (62,980,856)
Principal repayment on mortgage-backed securities and CMOs                             8,312,243       7,045,290       3,958,938
Proceeds from sales of foreclosed real estate, repossessed and other assets              386,889         890,790         911,788
Loan originations, net of loans in process                                           (68,176,626)    (95,412,559)    (69,691,579)
Principal reduction on loans                                                          64,430,540      64,299,586      52,933,224
Redemption (purchase) of FHLB stock                                                    1,715,600      (2,847,600)        (32,600)
Additions to premises and equipment                                                   (1,232,423)       (501,148)       (191,817)
                                                                                    ---------------------------------------------
    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                  30,120,989     (74,822,471)    (13,595,060)


FIRST SHENANGO BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

                                                                                      Year Ended December 31,
FINANCING ACTIVITIES                                                          1997             1996             1995
                                                                       ---------------------------------------------------
Net increase (decrease) in money market and NOW deposits                     3,899,718        8,827,941       (2,403,749)
Net decrease in savings deposits                                            (3,646,473)      (4,000,538)      (8,705,485)
Net increase in certificates of deposit                                      7,368,056        8,372,921       15,547,263
Proceeds from FHLB borrowings                                               61,930,110      102,998,000       26,216,600
Repayment of FHLB borrowings                                              (100,242,384)     (43,420,265)     (14,500,000)
Net (decrease) increase in other borrowings                                   (418,339)         211,822          (60,388)
Net increase (decrease) in advance payments by borrowers                       275,893          421,800         (216,813)
Net (decrease) increase in other liabilities for unsettled
  investment security purchases                                             (4,996,627)       4,996,627
Net proceeds from exercise of stock options                                    378,130           53,470           30,000
Payment of cash dividend on common stock                                    (1,080,151)        (972,278)        (780,933)
Purchase of treasury stock                                                    (722,433)      (5,937,531)        (419,024)
                                                                       ---------------------------------------------------
  NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                         (37,254,500)      71,551,969       14,707,471
  NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                      (1,085,726)         903,923        5,804,554
Cash and cash equivalents at beginning of year                              16,734,483       15,830,560       10,026,006
                                                                       ---------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 15,648,757    $  16,734,483    $  15,830,560
                                                                       ===================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                               $  17,078,799    $  14,764,451    $  12,597,478
  Income taxes                                                           $   2,414,269    $   1,892,830    $   1,893,707
Non-cash investing activities:
  Transfer from investment securities held to maturity to available
    for sale                                                                                               $  36,490,179
  Transfer from loans to REO                                             $     459,338    $     317,685    $   2,084,215
  Transfer from loans to other repossessed assets                        $     649,396    $     978,062    $     611,705
Non-cash financing activities:
  Dividends declared but not paid                                        $     302,082    $     239,225    $     223,151


See notes to consolidated financial statements.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1997, 1996 and 1995

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

Business

The Savings Bank's primary business activities are to attract savings deposits from the general public and to invest such deposits, together with other sources of funds in first mortgage residential, commercial and other real estate and consumer loans, mortgage-backed and investment securities. The Savings Bank is a federally chartered stock savings bank headquartered in New Castle, Pennsylvania, with 109 employees and three additional branch offices located within and throughout the Lawrence County community. The Savings Bank is a community oriented full service retail savings institution offering traditional mortgage lending, along with loan origination activities in multi-family, commercial real estate, consumer and commercial business loan products primarily in its local market area. The Savings Bank has roots in this community going back to 1887. There has been slow economic growth within Lawrence County in recent years, and the Savings Bank has resorted to developing correspondent relationships in surrounding counties to develop additional markets for loan growth. The Savings Bank maintains over 80% of its lending activities within 100 miles of its New Castle headquarters. The Savings Bank's deposits are primarily from within the Lawrence County community.

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

Securities that management has the positive intent and the Company has the ability at the time of purchase or origination to hold until maturity are classified as "held to maturity." Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the level yield method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, the security will be written down to its new basis by recording a loss in the consolidated statements of income.

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

Earnings Per Share

During February 1997, the Financial Accounting Standards Board adopted Statement No. 128, "Earnings per Share," ("FAS 128") which is effective for periods ending after December 15, 1997. FAS 128 supersedes Accounting Principles Board Opinion 15 and supersedes or amends various other accounting pronouncements. FAS 128 simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Early adoption of FAS 128 was not permitted, however, restatement of all prior period EPS data presented was required upon adoption as of December 31, 1997. See Note 9.

Treasury Stock

The purchase of the Company's common stock is recorded at cost. In the event of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds credited to additional paid-in capital. Treasury stock is available for general corporate purposes.

Stock Options

In October, 1995, the FASB issued FAS 123 "Accounting for Stock-Based Compensation" which is effective for fiscal years beginning after December 15, 1995. FAS 123 provides companies with a choice either to expense the fair value of employee stock options over the vesting period or to continue the previous practice of measuring compensation cost under Accounting Principles Board Opinion 25 but disclose the pro forma effects on net income and earnings per share had the fair value method been used for options granted in fiscal years beginning after December 15, 1994. The Company has elected to use the disclosure only option and record no financial statement expense from the granting of stock options at fair market value. See Note 10.

Recent Accounting Pronouncements

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FAS 125 provides new accounting and reporting standards for sales, securitizations and servicing of receivables and other financial assets, for certain secured borrowing and collateral transactions, and for extinguishments of liabilities. FAS 125 as amended by FASB Statement No. 127, "Deferral of Effective Date of Certain Provisions of FAS 125" is generally to be applied to transactions occurring after December 31, 1996, with certain provisions having been delayed until 1998. FAS 125 did not materially impact the company's financial position or results of operations as a result of adoption.

In February 1997, the FASB issued FAS 129, "Disclosure of Information about Capital Structure," which consolidates existing guidance relating to capital structure. This standard is effective for reporting periods ending after December 15, 1997. Adoption of this standard did not change the previous presentation regarding capital structure.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (Continued)

In June 1997, the FASB issued FAS 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The standard is effective for years beginning after December 15, 1997, and will be adopted by the Company as of January 1, 1998. Adoption of this standard is not expected to significantly impact the presentation of the financial statements.

In June 1997, the FASB also issued FAS 131, "Disclosures About Segments of an Enterprise and Related Information," which supersedes FAS 14. Under FAS 131's "management approach," public companies will report financial and descriptive information about their operating segments. FAS 131 is also effective for years beginning after December 15, 1997, however, because the Company operates in only one line of business, adoption of FAS 131 will have no impact on the Company's financial statement presentation.

Reclassification

Certain items previously reported have been reclassified to conform with the current year's reporting format. These reclassifications had no impact on net income.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2.  INVESTMENT SECURITIES



A summary of investment securities available for sale is as follows:

                                                                            December 31, 1997
                                                --------------------------------------------------------------------------
                                                                              Gross            Gross
                                                         Amortized         Unrealized        Unrealized            Fair
                                                           Cost               Gains            Losses              Value
                                                --------------------------------------------------------------------------
U.S. Government and agency securities                  $   999,556        $    9,352                           $ 1,008,908
Collateralized mortgage obligations                     41,411,384           546,681          (56,326)          41,901,739
Municipal obligations                                   29,630,028         1,517,487                            31,147,515
Other debt securities                                      250,000             8,125                               258,125
Mortgage-backed securities                               7,501,455           278,133                             7,779,588
FHLB stock                                               2,574,200                                               2,574,200
Other marketable equity securities                       9,901,245            93,689           (6,261)           9,988,673
                                                --------------------------------------------------------------------------
                                                       $92,267,868        $2,453,467         $(62,587)         $94,658,748
                                                ==========================================================================


                                                                              December 31, 1996
                                                --------------------------------------------------------------------------
                                                                            Gross             Gross
                                                       Amortized         Unrealized        Unrealized            Fair
                                                         Cost               Gains            Losses              Value
                                                --------------------------------------------------------------------------
U.S. Government and agency securities                 $  9,598,446        $   28,642        $ (14,299)        $  9,612,800
Collateralized mortgage obligations                     45,760,876           252,108         (147,103)          45,865,881
Municipal obligations                                   26,909,987           461,373          (87,457)          27,283,903
Other debt securities                                      250,000            11,563                               261,563
Mortgage-backed securities                              28,069,974           280,154         (565,358)          27,784,770
FHLB stock                                               4,289,800                                               4,289,800
Other marketable equity securities                      10,120,936            95,000          (25,891)          10,190,045
                                                --------------------------------------------------------------------------
                                                      $125,000,019        $1,128,840        $(840,097)        $125,288,762
                                                ==========================================================================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2.  INVESTMENT SECURITIES (Continued)

The investment portfolio includes fixed and floating rate collateralized mortgage obligations ("CMOs"). The interest rates on the floating rate CMOs reset monthly in accordance with changes in the London Interbank Offered Rate ("LIBOR"), and were purchased in conjunction with the Company's interest rate risk management strategy. An increase in market interest rates may have the effect of reducing principal prepayments, thus extending the lives of these securities. Conversely, a decline in market interest rates may increase principal prepayments, shortening the securities' average lives. This would increase the overall yield on these CMOs, since they were generally purchased at discounts.

The amortized cost and fair value of investment securities at December 31, 1997, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. For purposes of the maturity table, mortgage-backed securities and CMOs, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities and CMOs may mature earlier than their weighted-average contractual maturities because of principal prepayments.

                                                           Amortized
Debt and mortgage related securities:                        Cost              Fair Value
                                                     --------------------------------------
  Due after one year through five years                    $   269,834         $   278,607
  Due after five years through ten years                     2,568,723           2,634,204
  Due after 10 through 20 years                             17,669,723          18,562,072
  Due after 20 years                                        59,284,143          60,620,992
                                                     --------------------------------------
  Total                                                     79,792,423          82,095,875
Marketable equity securities and FHLB stock                 12,475,445          12,562,873
                                                     --------------------------------------
  Total investment securities                              $92,267,868         $94,658,748
                                                     ======================================

The Savings Bank is a member of the FHLB System. As a member, the Savings Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1% of its qualifying assets as defined by the FHLB or 1/20th of its outstanding borrowings, if any, whichever is greater.

During the year ended December 31, 1997, debt securities with fair values of $16,510,649 were sold resulting in gross gains and losses of $59,946 and $77,202, respectively. During the year ending December 31, 1996, debt and equity securities with fair values of $29,679,214 were sold resulting in gross gains and losses of $246,513 and $59,325, respectively.

Investment securities, with amortized cost and fair values, respectively, of $9,385,698 and $9,658,749 at December 31, 1997, and of $18,875,096 and
$18,490,771 at December 31, 1996 were pledged as collateral for public unit deposits and other third party collateral agreements.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3.  LOANS

                                              December 31,
                                           1997           1996
                                       ---------------------------
First mortgage residential:
  One-to-four family residential       $172,746,874   $158,817,080
  Construction                              746,288      1,287,007
                                       ---------------------------
                                        173,493,162    160,104,087
Commercial and other real estate         22,230,915     24,753,320
Commercial business                      19,515,048     20,944,114
Commercial land and land development      7,349,649      3,488,337
Automobile                               18,133,970     32,239,765
Home equity                              14,947,568     15,327,772
Other consumer                            3,622,586      3,796,998
                                       ---------------------------
Gross loans held for investment         259,292,898    260,654,393
Less:
  Loans in process                        2,662,374      5,114,248
  Unearned discounts                         82,539        100,115
  Net deferred fees                         731,335        261,344
  Allowance for losses                    3,235,039      2,867,270
                                       ---------------------------
Net loans held for investment           252,581,611    252,311,416
Education loans held for sale             3,424,327      3,458,286
                                       ---------------------------
                                       $256,005,938   $255,769,702
                                       ===========================

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

                                                                 1997           1996          1995
                                                             -----------------------------------------
Balance at beginning of year                                 $ 2,867,270    $ 2,471,658    $ 2,699,632
Provision charged to income - mortgage                           120,000                           256
Provision charged to income - commercial                         246,284        300,000        585,000
Provision charged to income - consumer                           406,296        598,479        332,608
Charge-offs - commercial                                         (36,011)       (60,000)      (856,634)
Charge-offs - consumer                                          (411,287)      (486,642)      (326,687)
Recoveries - consumer                                             42,487         43,775         37,483
                                                             -----------------------------------------
Balance at end of year                                       $ 3,235,039    $ 2,867,270    $ 2,471,658
                                                             =========================================
The allowance for loan losses at December 31 consisted of:
Mortgage                                                     $   452,000    $   332,000    $   332,000
Commercial                                                     1,304,073      1,093,800        853,800
Consumer                                                       1,478,966      1,441,470      1,285,858
                                                             -----------------------------------------
                                                             $ 3,235,039    $ 2,867,270    $ 2,471,658
                                                             =========================================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3.  LOANS (Continued)

The estimated fair value of education loans held for sale approximates book value. Gains on sales of education loans were $33,595, $34,714, and $33,853 in 1997, 1996 and 1995, respectively.

Loans serviced for others totalled $1,567,619, $1,101,591 and $699,379 at December 31, 1997, 1996 and 1995, respectively, which generated fee income of $1,471, $867 and $1,488, respectively. Loans serviced by others totalled $11,314,458, and $12,518,218 at December 31, 1997, and 1996, respectively. The
Company's loan portfolio is geographically diversified, being in 21 states as of December 31, 1997.

The Company held two loans with a combined balance of $2.77 million at December 31, 1997, and one loan with a balance of $1.76 million at December 31, 1996, which were considered impaired. Because the market values of the collateral securing these loans exceed the loans' recorded balances, no specific loss reserves are deemed necessary; however, the loans have been included in management's assessment of the adequacy of general valuation allowances. The loan which was considered impaired at both year-end dates, has not been placed on non-accrual status, nor does management expect it to be in the foreseeable future. The loan which was only considered impaired at December 31, 1997, was placed on non-accrual status during the fourth quarter of 1997. The average recorded investment in impaired loans during the years ended December 31, 1997 and 1996, was approximately $1.98 million and $1.78 million, respectively, while $137,000 and $141,000 was recorded in interest income on impaired loans during those years.

Loans which the Company considers non-performing due to being placed on non-accrual status as a result of being in arrears three months or more are as follows:


Year              Number of loans            Balance             Percent of loans held for investment
-----------------------------------------------------------------------------------------------------
1997                    123                 $2,774,357                           1.10%
1996                    92                  $1,013,103                           0.40%



The foregone interest on non-performing loans for the years ended December 31, 1997, 1996, and 1995 was $148,651, $41,709 and $34,933, respectively. Interest received in cash of $171,935, $69,879, and $45,535 on non-accrual loans is included in income in 1997, 1996, and 1995, respectively.

At December 31, 1997 and 1996, respectively, the Company was committed under various agreements to originate first mortgage residential loans of $1,467,390 and $1,455,100, commercial and other real estate loans of $5,335,693 and $1,974,326, and consumer loans of $42,230 and $1,045,229 and had $3,055,868 and
$4,791,600 in unused commercial lines of credit, $2,145,495 and $2,115,569 in commercial letters of credit issued, $6,517,403 and $6,163,578 in unused home equity lines of credit, $2,011,914 and $2,021,514 in unused personal unsecured lines of credit and $590,047 and $486,369 in unused credit card lines. There were no commitments to lend additional funds to debtors whose loans with the Company were non-performing as of December 31, 1997 or 1996.

NOTE 4.  REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

REO and other repossessed assets are summarized as follows:

                                                                December 31,
                                                            1997            1996
                                                         --------------------------
Acquired in foreclosure or deed in lieu of foreclosure   $ 1,094,477    $   705,881
Other repossessed assets                                      21,856         30,971
Allowance for REO and other repossessed asset losses          (5,000)
                                                         --------------------------
                                                         $ 1,111,333    $   736,852
                                                         ==========================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4. REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS (Continued)

The following is an analysis of the allowance for REO and other repossessed asset losses:


                                       Year Ended December 31,
                                  1997         1996        1995
                               -----------------------------------
Balance at beginning of year   $       0    $       0    $       0
Provisions charged to income      11,782      133,551       12,492
Charge-offs                      (44,591)    (168,516)     (84,044)
Recoveries                        37,809       34,965       71,552
                               -----------------------------------
Balance at end of year         $   5,000    $       0    $       0
                               ===================================

NOTE 5.  PREMISES AND EQUIPMENT

Premises and equipment are as follows:

                                      December 31,
                                    1997        1996
                                -----------------------
Land and land improvements      $  597,553   $  578,998
Buildings                        6,052,638    5,001,669
Leasehold improvements              61,997       21,780
Furniture and equipment          2,402,204    1,934,407
Construction in progress            24,708      388,107
                                -----------------------
                                 9,139,100    7,924,961
Less accumulated depreciation    4,008,074    3,624,434
                                -----------------------
                                $5,131,026   $4,300,527
                                =======================

The Company is committed under a number of non-cancelable operating leases for facilities and equipment with initial or remaining terms in excess of one year. The Neshannock Township, Shenango Township, and Union Township branches are constructed on leased land.


Branch                  Annual Rental       Expiration Date      Renewal Options
------------------------------------------------------------------------------------------
Neshannock Township        $2,500              10/31/22             None
Shenango Township          23,000              07/31/99             Seven, 5-year options
Union Township             19,980              08/31/07             Six, 5-year options


The future minimum rental payments required under non-cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 1997 are as follows: 1998 - $45,480, 1999 - $35,897, 2000 - $22,480, 2001 -
$22,480, 2002 - $22,480 and subsequent years - $132,833. Total rental expense for all operating leases for 1997, 1996 and 1995 was $55,985, $53,928 and $56,058, respectively.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6.  DEPOSITS

Deposit account balances are as follows:

                                                                                 December 31,
                                                                     1997                             1996
                                                           ----------------------------------------------------------------
                                                 Stated
                                                  Rate              Amount             %             Amount             %
                                             -----------------------------------------------------------------------------
Non-interest-bearing demand deposits:                           $  4,971,054          1.81       $  4,647,926         1.74
Interest-bearing deposits:
  NOW deposits                                                    26,916,213          9.78         25,750,252         9.62
  Money market deposits                                           20,745,913          7.54         18,335,286         6.85
  Savings deposits                                                55,919,113         20.32         59,558,081        22.25
  Club deposits                                                      232,023          0.08            239,567         0.09
  Certificates                                 0.00-4.00%            687,315          0.25          1,220,331         0.46
                                               4.01-6.00%         79,588,749         28.92        103,833,034        38.80
                                               6.01-8.00%         69,252,911         25.16         35,198,534        13.15
                                              8.01-10.00%         16,808,803          6.11         18,717,823         6.99
                                                           ----------------------------------------------------------------
                                                                 275,122,094         99.97        267,500,834        99.95
Accrued interest on certificates                                      98,937          0.03            118,342         0.05
                                                           ----------------------------------------------------------------
                                                                $275,221,031        100.00       $267,619,176       100.00
                                                           ================================================================

A summary of certificates by maturity is as follows:

                                             December 31,
                                         1997           1996
                                     ----------------------------
0 - 1 Year                           $ 80,205,766   $ 76,154,716
1 - 2 Years                            58,787,175     38,272,971
2 - 3 Years                             6,030,558     23,900,635
3 - 4 Years                             7,833,043      4,833,236
4 - 5 Years                             3,780,941      7,228,342
Thereafter                              9,700,295      8,579,822
                                     ----------------------------
                                      166,337,778    158,969,722
Accrued interest                           98,937        118,342
                                     ----------------------------
                                     $166,436,715   $159,088,064
                                     ============================

The aggregate of all deposits over $100,000 amounted to $28,780,114 and $31,854,274 at December 31, 1997 and 1996, respectively.

Interest on deposits is summarized as follows:

                                           Year Ended December 31,
                                     1997            1996           1995
                                --------------------------------------------
Money market and NOW deposits   $  1,346,537    $  1,051,885    $    860,111
Savings and club deposits          1,558,815       1,655,368       1,763,451
Certificates of deposit            9,709,911       9,134,262       9,042,574
Interest forfeitures                 (33,396)        (26,106)        (22,837)
                                --------------------------------------------
                                $ 12,581,867    $ 11,815,409    $ 11,643,299
                                ============================================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7.  ADVANCES FROM FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the FHLB at December 31 consisted of the following:

                                                   1997                                     1996
                                        ----------------------------------------------------------------------
                                                            Interest                                Interest
                                          Balance             Rate               Balance              Rate
                                        ----------------------------------------------------------------------
Due within one year                        $26,000,000     5.39%-5.63%           $69,530,000       5.34%-6.76%

Due within two years                        21,143,000     5.50%-6.13%             5,000,000          5.39%
Due within three years                                                            11,143,000       5.50%-6.13%
Due after five years                           339,061     5.97%-6.94%               121,335           6.94%
                                        --------------                         --------------
Total                                      $47,482,061                           $85,794,335
                                        ==============                         ==============
Weighted average interest rate at
   end of period                                                 5.67%                                   6.06%
                                                          ===========                              ==========



The Savings Bank has a line of credit and a repurchase agreement with the FHLB. The total amount of credit available to the Savings Bank through these products was approximately $18,297,000 and $50,000,000 at December 31, 1997,
respectively, and the outstanding balances were $0 and $21,000,000. The balances are due on demand and the interest rates may change daily. Borrowings from the FHLB are secured by the Savings Bank's stock in the FHLB and other qualifying assets. The Savings Bank's maximum borrowing capacity from the FHLB was approximately $172,567,000 at December 31, 1997.

Other borrowings at December 31, 1997 and 1996 consist of $242,537 and $660,876 in uninsured investment agreements between the Savings Bank and certain commercial customers. The interest rate on these agreements resets weekly based on changes in the federal funds rate less a negotiated margin. Securities with a market value of approximately $1,365,000 and $987,000 at December 31, 1997 and 1996, respectively, were pledged as collateral for these borrowings.

NOTE 8.  INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                     Year Ended December 31,
                1997           1996           1995
             -----------------------------------------
Federal:
  Current    $ 1,986,850    $ 1,530,150    $ 1,620,250
  Deferred      (232,000)      (150,000)       (18,000)
             -----------------------------------------
               1,754,850      1,380,150      1,602,250
State:
  Current        438,825        285,225        304,175
             -----------------------------------------
             $ 2,193,675    $ 1,665,375    $ 1,906,425
             =========================================

Income tax expense (benefit) of the Company differs from the amounts computed by applying the statutory U.S. federal income tax rate of 34 percent to income before income taxes because of the following:

                                                    Percent of Pretax Income
                                                    Year Ended December 31,
                                                   1997      1996      1995
                                                  -----------------------------
Federal statutory rate                             34.00%    34.00%    34.00%
Tax free income                                    (6.99%)   (5.47%)   (4.36%)
State income tax expense, net of federal income
  tax                                               4.27%     4.03%     4.03%
Qualified dividend received exclusion              (0.52%)   (0.68%)   (0.19%)
Other items, net                                    1.60%     3.74%     4.76%
                                                  -----------------------------
                                                   32.36%    35.62%    38.24%
                                                  =============================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE: 8. INCOME TAXES (Continued)

Included in other liabilities at December 31, 1997 and in other assets at December 31, 1996, are a net deferred tax liability and asset of $242,000 and $241,000, respectively. The tax effects of the temporary differences that comprise the net deferred tax asset and liability are as follows:

                                                              1997          1996
                                                          --------------------------
Deferred tax assets:
  Allowance for losses on loans                           $   899,000    $   800,000
  Other                                                       128,000         82,000
                                                          --------------------------
    Total deferred tax assets                               1,027,000        882,000
Deferred tax liabilities:
  Net unrealized gain on investments available for sale       813,000         98,000
  Deferred loan income                                        181,000        251,000
  Depreciation expense                                         95,000        112,000
  Other                                                       180,000        180,000
                                                          --------------------------
    Total deferred tax liabilities                          1,269,000        641,000
                                                          --------------------------
Net deferred tax (liability) asset                        ($  242,000)   $   241,000
                                                          ==========================

Retained earnings at December 31, 1997, include financial statement tax bad debt reserves of $8,263,000. The Small Business Job Protection Act of 1996 passed on August 20, 1996 eliminated the special bad debt deduction previously granted solely to thrifts. This results in the recapture of past taxes for permanent deductions arising from the "applicable excess reserve," which is the total amount of the Savings Bank's reserve over its base year reserve as of December 31, 1987. Because the Savings Bank had no "applicable excess reserve," no recapture tax exists.

The Savings Bank is subject to the Pennsylvania Mutual Thrift Institution Tax which is currently calculated at 11.50% of earnings based on generally accepted accounting principles with certain adjustments.

NOTE 9. EARNINGS PER SHARE

Earnings per share for the years ended December 31, 1997, 1996, and 1995, were calculated as follows:

                                                              December 31,
                                                  1997            1996           1995
                                               -----------------------------------------
Net Income                                     $ 4,585,690    $ 3,009,997    $ 3,079,186
                                               =========================================
Weighted average common shares issued            2,343,098      2,343,098      2,343,098
Average unallocated ESOP shares                    (66,339)       (74,863)       (87,177)
Average unvested and forfeited MSBP shares         (14,742)       (31,940)       (50,066)
Weighted average treasury shares                  (276,789)       (78,614)       (25,223)
                                               -----------------------------------------
Weighted common shares outstanding - basic       1,985,228      2,157,681      2,180,632
                                               =========================================
Basic earnings per share                       $      2.31    $      1.40    $      1.41
                                               =========================================
Weighted common shares outstanding - basic       1,985,228      2,157,681      2,180,632
Average unvested MSBP shares                         4,375         21,469         37,076
Net effect of dilutive stock options                60,110         62,084         55,208
                                               -----------------------------------------
Weighted common shares outstanding - diluted     2,049,713      2,241,234      2,272,916
                                               =========================================
Diluted earnings per share                     $      2.24    $      1.34    $      1.35
                                               =========================================

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10.  STOCK BENEFIT PLANS

Stock Option Plan:

Pursuant to the Company's stock option and incentive plan ("Option Plan"), options for up to 224,825 shares of the Company's stock may be granted to directors and officers of the Savings Bank. Options granted under the Option Plan may be either incentive or non-incentive stock options. All options have 10 year terms, and vest and become exercisable 25% per year.

For options granted beginning in 1995, pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.42%, dividend yield of 2.31%, a volatility factor of the expected market price of the Company's common stock of
 .152, and an expected life of the options of 7.20 years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Under FAS 123, the Company's net income for 1997 and 1996 would have been $4,581,610 and $3,009,056, respectively. Basic and diluted earnings per share for 1997 would have been $2.31 and $2.24, respectively, and basic and diluted earnings per share for 1996 would have been $1.39 and $1.34, respectively.

A summary of the Company's stock option activity and related information for the years ended December 31 is as follows:

                                          1997                         1996                        1995
                                   -------------------------------------------------------------------------------------
                                                Weighted                   Weighted                         Weighted
                                                 Average                    Average                         Average
                                   Options    Exercise Price     Options  Exercise Price    Options      Exercise Price
                                   -------------------------------------------------------------------------------------
Outstanding at beginning of year   146,887     $   10.37         150,446   $   10.00        160,472       $   10.00
Granted                                                            5,000       20.75
Forfeited                                                          3,212       10.00          7,026           10.00
Exercised                           37,813         10.00           5,347       10.00          3,000           10.00
                                   -------------------------------------------------------------------------------------
Outstanding at end of year         109,074     $   10.49         146,887   $   10.37        150,446       $   10.00
                                   =====================================================================================

Options granted in 1996 have an exercise price of $20.75 and expire in 2006. All other options have an exercise price of $10.00 and expire in 2003. At December 31, 1997, 104,074 options were exercisable at $10.00 per share and 1,250 options were exercisable at $20.75 per share.

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

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10.  STOCK BENEFIT PLANS (Continued)

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

Deferred compensation expense for the ESOP was $310,216, $240,829 and $215,605 for the years ended December 31, 1997, 1996 and 1995, respectively.


                                                                    1997           1996           1995
                                                              -----------------------------------------
Allocated shares                                                   42,099         31,853         23,157
Shares released for allocation                                     11,241         11,428         11,457
Shares distributed                                                 (1,962)        (1,182)        (2,761)
Unreleased shares                                                  55,129         66,370         77,798
                                                              -----------------------------------------
Total ESOP shares                                                 106,507        108,469        109,651
                                                              =========================================
Fair value of unreleased shares at December 31                $ 2,040,000    $ 1,493,000    $ 1,595,000
                                                              =========================================

Management Stock Bonus Plans ("MSBPs"):

The Company and Savings Bank adopted MSBPs for Directors and Management. A total of 89,930 shares of restricted stock were awarded on April 5, 1993, the conversion date, in the form of restricted stock payable over a four year vesting period, at 25 percent per year, beginning April 5, 1994. The MSBPs shares purchased in the conversion were initially excluded from shareholders' equity. The Company recognizes compensation expense in the amount of the fair market value of the common stock at the grant date, pro rata over the years during which the shares are payable and recorded as an addition to shareholders' equity. Compensation expense attributable to the MSBPs amounted to $11,297 in 1997, $60,695 in 1996 and $85,284 in 1995. The shares are entitled to all voting and other shareholder rights, except that the shares, while restricted, cannot be sold, pledged or otherwise disposed of, and are required to be held in escrow.

If a holder of restricted stock under the MSBPs terminates employment for reasons other than death, disability, retirement or change in control in the Company, such employee forfeits all rights to any allocated shares which are still restricted. If termination is caused by death, disability, retirement or change in control of the Company, all allocated shares become unrestricted.

The following table summarizes the MSBPs activity for the periods indicated:


                                                       1997     1996     1995
                                                    ----------------------------
Restricted shares at beginning of year                16,807   36,324   58,553
Shares vested                                         16,807   18,162   22,229
Shares forfeited                                                1,355
                                                    ----------------------------
Restricted shares at end of year                           0   16,807   36,324
                                                    ============================

Forfeited shares have been placed in the plan reserve and are eligible for reallocation at the direction of the Plan Trustees.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11.  PENSION PLAN

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

For the periods through December 31, 1994, the Savings Bank was the sponsor of a single employer plan for the benefit of its employees. Effective January 1, 1995, the Savings Bank changed administrators of this plan and pooled the assets and liabilities of the plan with a multiemployer plan in which the Savings Bank participates with a number of other financial institutions. This plan invests primarily in fixed income and equity securities, both domestic and international. The qualifications for employees to participate in the multiemployer plan and the benefits which they will be entitled to receive upon retirement are substantially the same as under the single employer plan. The Savings Bank did not receive a reversion of any assets from the plan as a result of this change. The Savings Bank expects to benefit from this change through reduced future contributions, and thus, reduced charges to earnings, due to the overfunded status of the multiemployer plan. Pension expense for 1997, 1996 and 1995 was $0, $0 and $48,637, respectively.

The Company established a qualified plan under Section 401(k) of the Internal Revenue Code for substantially all of its employees which allows participants to make contributions by salary reduction equal to or less than 9% of gross annual salary. The Company matches contributions equal to 50% of the employee's contributions, up to 4% of compensation. The Company's contributions to the plan in 1997, 1996 and 1995 were $28,793, $24,090 and $21,436, respectively.

During 1993, the Company adopted a supplemental executive retirement plan ("SERP") for the benefit of the President. The purpose of the SERP is to furnish the President with supplemental post-retirement benefits in addition to those which will be provided under the Company's pension plan and other retirement benefits. Benefits payable under the SERP are anticipated to equal approximately $1,000 per month upon retirement at age 65 for a minimum of 120 months. Payments under the SERP are being accrued for financial reporting purposes during the period of the President's employment. The SERP is unfunded. All benefits payable under the SERP will be paid from current assets of the Company. There are no tax consequences to either the President or the Company prior to payment of benefits. Upon payment of benefits, the Company will be entitled to recognize a tax deductible compensation expense. The Company's expenses for 1997, 1996 and 1995 were $10,030, $28,997 and $32,389 offset by deferred taxes of approximately $3,000, $10,000 and $11,000, respectively.

NOTE 12.  SHAREHOLDERS' EQUITY

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

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1997, that the Savings Bank met all capital adequacy requirements to which it was subject.

To be categorized as well capitalized, the Savings Bank must maintain minimum ratios as set forth in the table. As of December 31, 1997, the most recent notification from the Office of Thrift Supervision categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12.  SHAREHOLDERS' EQUITY (Continued)

                                                        December 31, 1997 (1)                      December 31, 1996 (1)
                                                  -------------------------------------------------------------------------------
                                                   Tier I         Tier I        Tier II      Tier I       Tier I       Tier II
                                                    Core       Risk--Based    Risk--Based     Core      Risk--Based   Risk--Based
                                                   Capital        Capital       Capital      Capital      Capital      Capital
                                                  -------------------------------------------------------------------------------
Equity capital (2)                                $  40,033     $  40,033     $  40,033     $  33,963    $  33,963    $  33,963
Non--includable portion of investment in                (26)          (26)          (26)
   subsidiary                                                                                     (24)         (24)         (24)
Unrealized gain on certain securities available      (1,577)       (1,577)       (1,577)
   for sale                                                                                      (200)        (200)        (200)
General valuation allowances (3)                                                  2,533                                   2,659
                                                  -------------------------------------------------------------------------------
Regulatory capital                                   38,430        38,430        40,963        33,739       33,739       36,398
Minimum capital requirement                          14,752         8,091        16,182        16,015        8,508       17,016
                                                  -------------------------------------------------------------------------------
Excess regulatory capital                         $  23,678     $  30,339     $  24,781     $  17,724    $  25,231    $  19,382
                                                  ===============================================================================
          Adjusted total assets                   $ 368,801     $ 202,272     $ 202,272     $ 400,371    $ 212,702    $ 212,702
Regulatory capital as a percentage                    10.42%        19.00%        20.25%         8.43%       15.86%       17.11%
Minimum capital requirement as a percentage            4.00%         4.00%         8.00%         4.00%        4.00%        8.00%
                                                  -------------------------------------------------------------------------------
Excess regulatory capital as a percentage              6.42%        15.00%        12.25%         4.43%       11.86%        9.11%
                                                  ===============================================================================
Well capitalized requirement as a percentage           5.00%         6.00%        10.00%         5.00%        6.00%       10.00%
                                                  ===============================================================================

(1) Dollar amounts in thousands.

(2) Represents equity capital of the consolidated Savings Bank as reported to the OTS on Form 1313.

(3) Limited to 1.25% of risk--based assets.

NOTE 13.  FAIR VALUES OF FINANCIAL INSTRUMENTS

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

Deposit  liabilities:  The fair values  disclosed  for NOW,  money  market,  and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). The carrying amounts for variable rate certificates of deposit and for those certificates of deposit maturing in less than one year approximate their fair values at the reporting date. Fair values for
                                       32

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13.  FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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

The  following   table  presents  the  estimates  of  fair  value  of  financial instruments:

                                                             December 31, 1997                  December 31, 1996
                                                     --------------------------------- -----------------------------------
                                                        Carrying            Fair            Carrying            Fair
                                                          Value            Value             Value             Value
                                                     ---------------  ---------------- ------------------ ----------------
ASSETS:
  Cash and cash equivalents                             $ 15,648,757      $ 15,648,757       $ 16,734,483     $ 16,734,483
  Investment securities available for sale                94,658,748        94,658,748        125,288,762      125,288,762
  Loans receivable, net                                  256,005,938       259,097,041        255,769,702      257,895,385
LIABILITIES:
  Deposits                                               275,221,031       272,574,727        267,619,176      264,553,152
  FHLB advances and other borrowings                      47,724,598        47,748,797         86,455,211       86,483,337
  Advance payments by borrowers                            1,876,095         1,876,095          1,600,202        1,600,202


NOTE 14.  LOANS TO RELATED PARTIES

The Company has granted loans to the officers and directors of the Company and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $435,693 and $263,242 at December 31, 1997 and 1996, respectively. During 1997 and 1996, $45,000 and $170,000 in new loans were made and $58,339 and $63,757 were advanced under existing lines of credit. The $170,000 approved during 1996 was disbursed in 1997. Repayments totalled $100,888 and $76,368 in 1997 and 1996, respectively.


NOTE 15.  DERIVATIVE FINANCIAL INSTRUMENTS

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

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
Quarterly Consolidated Statements of Operations
(Amounts in Thousands, Except Per Share Data and Dividends)

                                                                         Year                                                 Year
                                        Three Months Ended              Ended              Three Months Ended                Ended
                                        ------------------              -----              ------------------                -----
                              March       June      Sept.     Dec.       Dec.     March      June       Sept.    Dec.         Dec.
                               1996       1996      1996      1996       1996     1997       1997       1997     1997         1997
                            --------------------------------------------------------------------------------------------------------
Total interest income        $  6,447  $  6,711  $  7,130  $  7,322  $ 27,610  $  7,433   $  7,468 $  7,558   $  7,101   $   29,560

Total interest expense          3,484     3,570     3,848     4,058    14,960     4,245      4,254    4,345      4,118       16,962
                            --------------------------------------------------------------------------------------------------------

Net interest income             2,963     3,141     3,282     3,264    12,650     3,188      3,214    3,213      2,983       12,598

Provision for loan losses         225       224       225       225       899       185        195      195        198          773
                            --------------------------------------------------------------------------------------------------------

Net interest income after
provision for loan losses       2,738     2,917     3,057     3,039    11,751     3,003      3,019    3,018      2,785       11,825

Total non-interest income         399       149       253       227     1,028       204        178      204        204          790

Total non-interest expense      1,620     1,601     3,290     1,593     8,104     1,463      1,435    1,482      1,455        5,835
                            --------------------------------------------------------------------------------------------------------

Income before taxes             1,517     1,465        20     1,673     4,675     1,744      1,762    1,740      1,534        6,780

Income taxes                      569       566        10       520     1,665       607        555      562        470        2,194
                            --------------------------------------------------------------------------------------------------------

Net income                   $    948  $    899  $     10  $  1,153  $  3,010  $  1,137   $  1,207 $  1,178   $  1,064   $    4,586
                            ========================================================================================================

Earnings per share - basic   $   0.43  $   0.41  $   0.00  $   0.55  $   1.40  $   0.58   $   0.61 $   0.59   $   0.53   $     2.31

Earnings per share - diluted $   0.41  $   0.39  $   0.00  $   0.53  $   1.34  $   0.55   $   0.59 $   0.57   $   0.52   $     2.24

Dividends declared            223,020   264,480   262,869   239,225   989,594   239,665    300,865  300,395    302,082    1,143,007

Common shares outstanding       2,302     2,271     2,258     2,060       N/A     2,063      2,071    2,069      2,069          N/A


FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17. CONDENSED FINANCIAL INFORMATION OF FIRST SHENANGO BANCORP, INC. (PARENT
ONLY)

First Shenango Bancorp, Inc. was organized on December 9, 1992, and began operations on April 5, 1993. The Company's balance sheets as of December 31, 1997 and 1996, and related statements of income and cash flows for the years ending December 31, 1997, 1996, and 1995 are as follows:

              BALANCE SHEET                     1997         1996
-----------------------------------------------------------------------
Assets
Cash and cash equivalents                    $   624,393   $ 1,793,796
Investments in:
  Securities                                   3,352,149     3,346,286
  Savings Bank                                40,032,561    33,963,525
Loans receivable from Savings Bank             3,551,288     4,063,699
Commercial loan                                  665,900       197,796
Other assets                                      27,117        36,630
                                             -----------   -----------
Total Assets                                 $48,253,408   $43,401,732

                                             ===========   ===========
Liabilities and Shareholders' Equity
Accrued expenses and other liabilities       $    89,016   $   108,180
Dividends payable                                302,082       239,225
                                             -----------   -----------
Total Liabilities                                391,098       347,405
Total Shareholders' Equity                    47,862,310    43,054,327
                                             -----------   -----------
Total Liabilities and Shareholders' Equity   $48,253,408   $43,401,732
                                             ===========   ===========


                  STATEMENT OF INCOME                          1997          1996           1995
----------------------------------------------------------------------------------------------------
Interest income                                            $   299,886   $   354,318    $   353,093
Interest on loans to Savings Bank                              253,484       263,818        302,963
Dividend from Savings Bank                                                 5,000,000      1,000,000
Loss on sale of investments                                                    1,563
Expenses                                                       120,636        91,391        147,528
                                                           -----------   -----------    -----------
Income before equity earnings and income tax                   432,734     5,525,182      1,508,528
Income tax expense                                             176,500       213,250        206,500
                                                           -----------   -----------    -----------
Net Income before Equity Earnings                              256,234     5,311,932      1,302,028
Equity in (excess dividends from) undistributed earnings
  of Savings Bank                                            4,329,456    (2,301,935)     1,777,158
                                                           -----------   -----------    -----------
Net Income                                                 $ 4,585,690   $ 3,009,997    $ 3,079,186
                                                           ===========   ===========    ===========

FIRST SHENANGO BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17. CONDENSED FINANCIAL INFORMATION OF FIRST SHENANGO BANCORP, INC. (PARENT
ONLY) (Continued)

                   STATEMENT OF CASH FLOWS                                     1997          1996            1995
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                                 $ 4,585,690    $ 3,009,997    $ 3,079,186
Loss on sale of investments                                                                     1,563
(Equity in undistributed earnings of) excess dividends from Savings Bank    (4,329,456)     2,301,935     (1,777,158)
Change in other assets and liabilities                                          (9,644)        45,973         51,875
                                                                          -------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      246,590      5,359,468      1,353,903
INVESTING ACTIVITIES:
  Loans to Savings Bank, net of repayments                                     512,411        114,285     (3,285,433)
  Commercial loan originations, net of repayments                             (468,104)       134,604         57,600
  Purchases of investments                                                                 (2,100,000)
  Proceeds from sales of investments                                                        1,998,437
  Proceeds from maturities of investments                                                                  3,000,128
                                                                          -------------------------------------------
  NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES                           44,307        147,326       (227,705)
  FINANCING ACTIVITIES:
  Proceeds from exercise of stock options                                      378,130         53,470         30,000
  Purchase of treasury stock                                                  (722,433)    (5,937,531)      (419,024)
  Cash dividends on common stock                                            (1,115,997)    (1,007,688)      (812,112)
                                                                          -------------------------------------------
  NET CASH USED BY FINANCING ACTIVITIES                                     (1,460,300)    (6,891,749)    (1,201,136)
                                                                          -------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                   (1,169,403)    (1,384,955)       (74,938)
Cash and cash equivalents at beginning of year                               1,793,796      3,178,751      3,253,689
                                                                          -------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $   624,393    $ 1,793,796    $ 3,178,751
                                                                          ===========================================

NOTE 18.  SUBSEQUENT EVENT

On February 6, 1998, the Company entered into an Agreement of Affiliation and Plan of Merger (the "Agreement") with FirstFederal Financial Services Corp. ("FFSW") of Wooster, Ohio. Under the terms of the Agreement, the Company will merge with and into FFSW, with the Company's shareholders to receive 1.143 shares of FFSW common stock in exchange for each of their shares of the Company's common stock. FFSW is a bank holding company with total assets of $1.46 billion at December 31, 1997. The transaction, which will be accounted for as a pooling of interests, is subject to regulatory and shareholder approvals and is expected to be completed in the third quarter of 1998.

================================================================================
                             SHAREHOLDER INFORMATION
================================================================================

--------------------------------------------------------------------------------
ANNUAL MEETING
The Annual Meeting of Shareholders of First Shenango Bancorp, Inc. will be held in the lobby of the Corporate Headquarters on Tuesday, May 26, 1998, at 4:00 p.m.

STOCK DATA
First Shenango Bancorp, Inc. common stock is traded on the Nasdaq National Market System under the symbol "SHEN."

Information regarding First Shenango stock activity is reported in The Wall Street Journal under the symbol FstShenango "SHEN."

Analysis of Stock Activity and Dividend Information:

                                                                            Dividends
        For the Quarter Ended         High         Low          Close        Declared
                                      ----         ---          -----        --------
        1996
        ----
        First Quarter                $21.50        $20.50        $20.56          $0.10

        Second Quarter                21.50         20.00         20.25           0.12

        Third Quarter                 21.50         20.00         21.00           0.12

        Fourth Quarter                23.75         20.50         22.50           0.12

        1997
        ----

        First Quarter                $25.75        $22.00        $22.25          $0.12

        Second Quarter                26.75         21.75         26.25           0.15

        Third Quarter                 31.75         25.50         31.50           0.15

        Fourth Quarter                37.00         30.50         37.00           0.15


There were seven Nasdaq Market Makers in First Shenango's common stock as of December 31, 1997: Parker/Hunter, Inc.; Legg Mason Wood Walker, Inc.; Sandler O'Neill & Partners; Ryan Beck & Company, Inc.; Herzog, Heine, Geduld, Inc.; Ferris Baker Watts, Inc.; and F. J. Morrissey & Co., Inc.

According to the records of the Company's transfer agent, there were 1,948 shareholders of record at December 31, 1997. This does not include any persons or entities who hold their stock in nominee or "street name" through various brokerage firms.

INFORMATION REQUEST
The First Shenango Bancorp, Inc. Annual Report to the Securities and Exchange Commission on Form 10-K will be available on or about March 31, 1998. Shareholders and others may obtain one copy of the Form 10-K at no charge and may request other financial information or reports by writing to:

                                Lonny D. Robinson
              Vice President, Chief Financial Officer and Treasurer
                          First Shenango Bancorp, Inc.
                                  P. O. Box 671
                              New Castle, PA 16103
--------------------------------------------------------------------------------

================================================================================
                 FIRST SHENANGO BANCORP, INC. 1997 ANNUAL REPORT
================================================================================

                                                             Board of
                        Robert H. Carlson*                  Directors                    Francis A. Bonadio
                       Chairman of the Board                                      President and Chief Executive Officer
           Retired President and Chief Executive Officer                             First Shenango Bancorp, Inc. and
              Universal-Rundle Corp., New Castle, PA                             First Federal Savings Bank of New Castle
                  (Plumbing Fixture Manufacturer)

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

                                                               Executive
                                                                Officers

                        Francis A. Bonadio                                                  Lonny D. Robinson
               President and Chief Executive Officer                          Vice President, Chief Financial Officer and Treasurer
                                                               E. Waneata
                                                                VanKirk
                                                               Corporate
                                                               Secretary
                          Transfer Agent                                                      Legal Counsel
               ChaseMellon Shareholder Services, LLC                            Gamble, Mojock, Piccione, Acker and Palmer
                        85 Challenger Road                                                 First Federal Plaza
                          Overpeck Centre                                                  25 North Mill Street
                     Ridgefield Park, NJ 07660                                             New Castle, PA 16101
                          (800) 756-3353                                                      (724) 658-2000

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

                      Corporate Headquarters                                            Headquarters of Subsidiary
                   First Shenango Bancorp, Inc.                                  First Federal Savings Bank of New Castle
                       25 North Mill Street                                     First Federal Plaza, 25 North Mill Street
                       New Castle, PA 16101                                                New Castle, PA 16101
                          (800) 982-8322                                                     (724) 654-6605
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                              Branch Locations
                                                                of Subsidiary


             Neshannock Township                               Union Township                Shenango Township
             3214 Wilmington Road                              Westgate Plaza                 Shenango Plaza
             New Castle, PA 16105                             2090 West State                New Castle, PA 16101
                (724) 658-8585                                    Street                      (724) 652-1142
                                                              New Castle, PA
                                                                  16101
                                                              (724) 652-6651
------------------------------------------------------------------------------------------------------------------------------------
